SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Genta Incorporated
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 108
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

David R. Walner, Esq.                                       Monica C. Lord, Esq.
Paramount Capital Asset                                     Kramer, Levin,
   Management, Inc.                                           Naftalis & Frankel
787 Seventh Avenue                                          919 Third Avenue
New York, NY 10019                                          New York, NY  10022
(212) 554-4372                                             (212) 715-9100

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 13, 1997
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|



                               Page 1 of 99 Pages

CUSIP No. 375 45 M 108                 13D                   Page 2 of 99 Pages
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          40,915,000
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        40,915,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         40,915,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 375 45 M 108                 13D                   Page 3 of 99 Pages
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          14,274,500
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        14,274,500
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         14,274,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 375 45 M 108                 13D                   Page 4 of 99 Pages
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          24,640,500
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        24,640,500
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         24,640,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. 375 45 M 108                 13D                   Page 5 of 99 Pages
--------------------------------------------------------------------------------
1) NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|

                                                          (b)    |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*

         OO (see Item 3)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 |_|
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          40,915,000
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER

                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER

                        40,915,000
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

         40,915,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     (a) This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock") of Genta Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3550 General Atomics Court, San Diego, California 92121.

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Persons"). See attached Exhibit A which is a copy of their agreement in writing to file this statement jointly on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, 44th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital/1/, a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic/2/, a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust/3/, a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

--------

     /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


                               Page 6 of 99 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 13, 1997, pursuant to Senior Secured Convertible Bridge Notes (the "Notes"), Aries Domestic used its general funds to lend $1,050,000 to the Issuer and the Aries Trust used its general funds to lend $1,950,000 to the Issuer (collectively, the "Loans"). The Notes are convertible upon certain events into a number of shares of Series D Convertible Preferred Stock at a conversion rate equal to five dollars ($5.00) per share subject to adjustment upon the occurrence of certain events. Section 3 of the Note and Warrant Purchase Agreement provides that if a Note is not paid in full at maturity and upon the occurrence of an Event of Default referred to in Section 7 of the Notes, in addition to other available remedies, the lesser of (i) the then-outstanding principal amount of such Note or (ii) 10% of the original principal amount of such Note is convertible into a number of shares of Common Stock equal to the amount converted divided by $.001. The shares of Series D Convertible Preferred Stock are convertible into 20,000,000 shares of Common Stock of the Issuer at a conversion rate equal to $.30 per share subject to adjustment upon the occurrence of certain events. Additionally, on February 13, 1997, Aries Domestic acquired (a) Class A Bridge Warrants for the purchase of 2,730,000 shares of Common Stock of the Issuer at an exercise price equal to $.001 per share and (b) Class B Bridge Warrants for the purchase of 4,270,000 shares of Common Stock of the Issuer at an exercise price equal to $.55 per share. The Aries Trust acquired (a) Class A Bridge Warrants for the purchase of 5,070,000 shares of Common Stock of the Issuer at an exercise price equal to $.001 per share and (b) Class B Bridge Warrants for the purchase of 7,930,000 shares of Common Stock of the Issuer at an exercise price equal to $.55 per share. In addition to the foregoing, prior to February 13, 1997 the Reporting Persons acquired a total of 915,000 shares of Common Stock (the "Purchased Common Stock") in open market transactions. See Item 5. The Reporting Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock.

Item 4.   Purpose of Transaction.

          The Reporting Persons acquired securities of the Issuer as an investment in the Issuer. While the Reporting Persons have had discussions with management and others concerning the operations and capital structure of the Issuer and changes to management, the Reporting Persons have not formulated any definitive plans regarding the operations and business of the Issuer. Pursuant to Section 7.20 of the Note and Warrant Purchase Agreement, the Reporting Persons have the right to appoint a majority of the members of the Board of Directors of the Issuer; provided, however, that in the event the Issuer has not obtained Future Financings (as defined in the Note and Warrant Purchase Agreement) in excess of $3,500,000 on or before the date which is six months after the Bridge Closing Date referred to therein, then the Reporting Persons shall have the contractual right to appoint only two directors or observers and, if additional directors have been appointed, they are required to resign. The Reporting Persons have to date not exercised such right. In connection with the Loan and the related transactions (collectively, the "Transactions"), the Issuer amended its Shareholder Rights Agreement (the "Plan") dated as of October 1, 1993, to provide that the Plan would not be applicable to the Reporting Persons and the Transactions. The Reporting Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. On February 5, 1997, two holders of Series A Convertible Preferred Stock filed an action (the "Action") in the Delaware Court of Chancery (the "Court") against the Issuer, the members of the Issuer's Board of Directors, as well as the Aries Trust and Aries Domestic, challenging the Transactions. In a conference with counsel for the parties on February 7, 1997, the Court denied a request by the plaintiffs to preclude certain elements of the Transactions. The defendants in the Action have filed answers to the complaint which deny the material allegations and raise various affirmative defenses. Aries Domestic and the Aries Trust believe that they have meritorious defenses to the claims asserted against them in the Action, and they intend to vigorously contest the claims.


                               Page 7 of 99 Pages

          Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of February 13, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, may be deemed to beneficially own 40,915,000 shares or 51.1% of the Issuer's securities, and Aries Domestic and the Aries Trust may be deemed to beneficially own the following number of shares of Common Stock:


               Aries Domestic                                14,274,500
               Aries Trust                                         26,640,500

               The Reporting Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock.

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

               (c) Other than the purchase of the Notes and the receipt of the Class A Warrants and the Class B Warrants, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days. See Item 3.

               (d)  & (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Additionally, on January 28, 1997, the Issuer entered into a Letter of Intent with Paramount Capital, Inc. pursuant to which it is contemplated that Paramount Capital, Inc. will act as financial advisor and investment banker for the Issuer in future capital raising and other strategic transactions for the Issuer. Dr. Rosenwald is the sole shareholder of Paramount Capital, Inc. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Persons and any other person, with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits:

Exhibit A:     Agreement  of Joint  Filing of Schedule  13D dated as of February
               13, 1997.

Exhibit B:     List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C:     List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D:     List of  executive  officers  and  directors  of Aries  Trust and information called for by Items 2-6 of this statement relating to said officers and directors.


                               Page 8 of 99 Pages

Exhibit E:     Note and Warrant Purchase Agreement dated as of January 28, 1997.

Exhibit F:     Senior  Convertible  Bridge Note for  $1,050,000  issued to Aries
               Domestic dated January 28, 1997.

Exhibit G:     Senior Secured  Convertible  Bridge Note for $1,950,000 issued to
               Aries Trust dated January 28, 1997.

Exhibit H:     Class A Bridge  Warrant for the Purchase of  2,730,000  shares of
               Common Stock issued to Aries Domestic dated January 28, 1997.

Exhibit I: Class A Bridge Warrant for the Purchase of 5,070,000 shares of Common Stock issued to Aries Trust dated January 28, 1997.

Exhibit J:     Class B Bridge  Warrant for the Purchase of  4,270,000  shares of
               Common Stock issued to Aries Domestic dated January 28, 1997.

Exhibit K:     Class B Bridge  Warrant for the Purchase of  7,930,000  shares of
               Common Stock issued to Aries Trust dated January 28, 1997.

Exhibit L:     Letter of Intent dated January 28, 1997.


                               Page 9 of 99 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT  CAPITAL ASSET  MANAGEMENT, INC.

Dated: February 24, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President

                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                        General Partner

Dated: February 24, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President



                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated: February 24, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


Dated: February 24, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.



                              Page 10 of 99 Pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 13, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President



                                    ARIES DOMESTIC FUND, L.P.
                                    By Paramount Capital Asset Management, Inc.
                                    General Partner

Dated: February 13, 1997
       New York, NY                 By: /s/Lindsay A. Rosenwald, M.D.
                                        ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                    THE ARIES TRUST
                                    By Paramount Capital Asset Management, Inc.
                                    Investment Manager

Dated: February 13, 1997            By: /s/Lindsay A. Rosenwald, M.D.
       New York, NY                     ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President

Dated: February 13, 1997            By: /s/Lindsay A. Rosenwald, M.D.
       New York, NY                     ---------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                              Page 11 of 99 Pages

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                               PRINCIPAL OCCUPATION
         NAME                                      OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.            Chairman of the Board, President of
                                      Paramount Capital Asset Management, Inc.,
                                      Paramount Capital Investments LLC and
                                      Paramount Capital, Inc.

Peter Morgan Kash                     Director of Paramount Capital Asset
                                      Management, Inc., Inc., Senior Managing
                                      Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                      Director of Paramount Capital Asset
                                      Management, Inc., Inc., Professor, Univer-sity of Southern California School of Med-icine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                              Page 12 of 99 Pages

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                              Page 13 of 99 Pages

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                     PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT

Paramount Capital Asset Management, Inc.             Investment Manager

MeesPierson (Cayman) Limited                         Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


                              Page 14 of 99 Pages

                                    EXHIBIT E

                       NOTE AND WARRANT PURCHASE AGREEMENT


         PURCHASE AGREEMENT (this "Agreement") dated as of January 28, 1997, by and among GENTA INCORPORATED., a Delaware corporation (the "Company"), THE ARIES FUND, A CAYMAN ISLAND TRUST (the "Trust"), and THE ARIES DOMESTIC FUND, L.P., a Delaware limited partnership (the "Partnership") (collectively with the Trust, the "Purchasers").

         The Company desires to issue and sell to Purchasers, and Purchasers desire to purchase from the Company, $3,000,000 aggregate face amount of Senior Secured Bridge Notes (the "Bridge Notes") in the form attached hereto as Exhibit A, 7,800,000 Class A Bridge Warrants (the "Class A Warrants") to purchase one share of the Common Stock, par value $.001 per share, of the Company (the "Common Stock") in the form attached as Exhibit B hereto, and 12,200,000 Class B Bridge Warrants to purchase one share of the Common Stock of the Company (the "Class B Warrants", and collectively with the Class A Warrants, the "Warrants") in the form attached hereto as Exhibit C, upon and subject to the terms and conditions hereinafter set forth. Accordingly, in consideration of the premises and the mutual agreements contained herein, Purchasers and the Company hereby agree as follows:

         1. Purchase of Company Securities.

         1.1. Purchase and Sale of the Notes and the Warrants. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to Purchasers, and Purchasers, severally and not jointly, hereby agree to purchase from the Company, the Bridge Notes and the Warrants (allocated amongst the Purchasers as set forth on Exhibit D hereof), at the Closing (as such term is defined in Section 2.1 hereof). The aggregate purchase price for the Bridge Notes and the Warrants sold pursuant to this Agreement (including any additional shares of Common Stock issuable pursuant to Section 8.6) shall be $3,000,000 (the "Purchase Price") (allocated amongst the Purchasers as set forth on Exhibit D hereof). "Operative Documents" as used herein shall mean this Agreement, the Bridge Notes, the Warrants, the Security Agreement and the Certificate of Designations for the Series D Preferred Stock.

         2. Closing.

         2.1. Closing. The closing of the purchase and sale of the Bridge Notes and the Warrants will take place at the offices of Paramount Capital, Inc. at 787 Seventh Avenue, New York, New York, 10019. Such closing (the "Closing") will take place at 10:00 A.M., local time, on January 30, 1997; provided that the Closing may take place at such other time, place or later date as may be mutually agreed upon by the Company and Purchasers. The date of the Closing is referred to herein as the "Closing Date." At the Closing, the Company will deliver to Purchasers the Bridge Notes and the Warrants purchased as set forth in Section 1 hereof, against payment of the Purchase Price by Purchasers, by wire transfer payable to the Company. The Bridge Notes and the Warrants shall be registered in Purchasers' name or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company not less than two days prior to the Closing Date.

         3. Conditions to the Obligations of Purchasers at the Closing. The obligation of Purchasers to purchase and pay for the Bridge Notes and the Warrants to be purchased by Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, which may only be waived by written consent of Purchasers:

         3.1. Opinion of Counsel to the Company. Purchasers shall have received from Pillsbury Madison & Sutro LLP, counsel for the Company, its opinion dated the Closing Date in the form of Exhibit D hereto.

         3.2. Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date, except to the extent of changes caused by the transactions contemplated hereby.


                                  Page 15 of 99 Pages

         3.3. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement and required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to Purchasers.

         3.4. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

         3.5. Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other person or entity (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all its obligations under this Agreement and to consummate the transactions contemplated hereby.

         3.6. Closing Documents. The Company shall have delivered to Purchasers the following:

         (a) a certificate executed by the President or Chief Executive Officer of the Company dated the Closing Date stating that the conditions set forth in Sections 3.2 through 3.5 have been satisfied;

         (b) an incumbency certificate dated the Closing Date for the officers of the Company executing this Agreement, the Bridge Notes and the Warrants and any other documents or instruments delivered in connection with this Agreement at the Closing;

         (c) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the continued and valid existence of the Company, certifying the attached copy of the By-laws of the Company, the authorization of the execution, delivery and performance of this Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under this Agreement;

         (d) a certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and that all taxes and fees have been paid in connection therewith;

         (e) a certified copy of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware and any amendments thereto; and

         (f) such certificates, other documents and instruments as Purchasers and their counsel may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

         3.7. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby to be consummated at the Closing and all documents incident thereto shall be satisfactory in form and substance to Purchasers.

         3.8. Due Diligence. Prior to the Closing Date, Purchasers and their counsel shall have completed their due diligence and business review of the Company, its business, assets, liabilities, corporate and legal status and intellectual property, including patents, licenses and technical processes, all of which shall be satisfactory in form and substance to each Purchaser and their counsel in each Purchaser's sole discretion.

         3.9. Closing Financial Statements; Absence of Changes. (a) The Company shall have provided to Purchasers (i) the unaudited balance sheet of the Company as of September 30, 1996, and the related unaudited statement of operations for the three-month (and nine-month) periods then ended, as well as the related unaudited statements of stockholders' equity (deficit) and cash flows for the nine-month period then ended, accompanied by the unqualified certification thereon of the Chief Financial Officer or Vice President--Finance of the Company (together with any notes thereto, the "September 30


                              Page 16 of 99 Pages

Financial  Statements")  and  (ii)  a  "bring-down"  certificate  of  the  Chief
Executive Officer of the Company and the Chief Financial Officer or Vice President--Finance of the Company with respect to the financial position of the Company as of the Closing Date and as to results for the period from the date of the September 30 Financial Statements to the Closing Date, in form and substance satisfactory to Purchaser and its counsel.

         (b) Except as set forth on the schedules hereto of the Company delivered to Purchaser as of the date hereof, there shall have been no material adverse change in the financial condition, operating results, employee or customer relations or prospects of, or otherwise with respect to, the Company from the date of the September 30 Financial Statements to the Closing Date.

         3.10. Security Agreement. The Company shall have entered into a security agreement (the "Security Agreement") with Paramount Capital, Inc., as collateral agent, reasonably acceptable to the Partnership and the Trust pursuant to which the Company shall grant the holders of the Bridge Notes a first lien security interest in all of the assets of the Company which the Company is not otherwise restricted from granting such a security interest and the Company shall have taken all steps necessary to perfect such security interest.

         3.11. Schedules. The Company shall have provided to the Purchasers all schedules required pursuant to this Agreement, which schedules shall be satisfactory to Purchasers in their sole discretion.

         4. Conditions to the Obligations of the Company at the Closing. The obligation of the Company to issue and sell the Notes and the Warrants to Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived by the
Company:

         4.1. Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement shall be true and correct at and as of the Closing Date.

         4.2. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

         5. Representations and Warranties of the Company. The Company hereby represents and warrants to Purchasers as follows:

         5.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority, and holds all licenses, permits and other required authorizations from governmental authorities, necessary to conduct its business as it is now being conducted or proposed to be conducted and to own or lease the properties and assets it now owns or holds under lease (except that the Company may in the future be required to obtain certain approvals of the U.S. Food and Drug Administration in connection with its business as proposed to be conducted). The Company is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary.

         5.2. Charter Documents. The Company has heretofore delivered to Purchasers true, correct and complete copies of the Company's Certificate of Incorporation and By-Laws as in full force and effect on the date hereof.

         5.3. Capitalization. As of the date hereof, the Company's authorized capitalization consists of: 150,000,000 shares of Common Stock, of which 39,991,626 shares are presently issued and outstanding; 5,000,000 shares of preferred stock, par value $.001 per share, of which 600,000 shares are designated as Series A Convertible Preferred Stock (528,100 of which are issued and outstanding), 3,000 of which are designated as Series B Convertible Preferred Stock (none of which are issued and outstanding) and 7100 of which are designated as Series C Convertible Preferred Stock (1424 of which are issued and outstanding) and 20,000 of which are designated as Series F Convertible Preferred Stock (none of which are issued and outstanding); and 18,423,610 shares of Common Stock are


                              Page 17 of 99 Pages
reserved for issuance upon the conversion or exercise of presently outstanding convertible securities, options, warrants or other rights to purchase Common Stock. All outstanding securities of the Company are validly issued, fully paid and nonassessable. No stockholder of the Company is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. Except as has been set forth in Schedule 5.3 hereto, there are no outstanding options, warrants or other rights, commitments or arrangements, written or oral, to purchase or otherwise acquire any authorized but unissued shares of capital stock of the Company or any security directly or indirectly convertible into or exchangeable for any capital stock of the Company or under which any such option, warrant or convertible security may be issued in the future, and there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell, rights of first offer, negotiation or refusal or proxies or similar arrangements relating to any securities of the Company to which the Company is a party, and to the best knowledge of the Company after due investigation there are no such trusts, agreement, rights, proxies or similar arrangements as to which the Company is not a party. Except as set forth on Schedule 5.3 and as contemplated herein, none of the shares of capital stock of the Company is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock. Schedule 5.3 sets forth (i) the number of shares of Common Stock authorized for issuance under the Company's 1991 Stock Option Plan, as amended and restated, and the Company's Non- Employee Director Stock Option Plan; (ii) the number of shares of Common Stock as to which options under such plan have been (a) reserved for issuance and (b) exercised; and (iii) the exercise prices for all outstanding options under such plan. Except as set forth on Schedule 5.3, no antidilution adjustments with respect to the outstanding securities of the Company will be triggered by the issuance of the securities contemplated hereby.

         5.4 Due Authorization, Valid Issuance, Etc.. The Notes have been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be free and clear of all liens imposed by or through the Company. The Warrants have been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be validly issued and free and clear of all liens imposed by or through the Company. The Common Stock issuable upon the exercise of the Warrants have been duly authorized and reserved, and upon the exercise of the Warrants in accordance with the terms and conditions thereof and this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and will be free and clear of all liens imposed by or through the Company. The issuance, sale and clear delivery of the Notes, the Warrants and the Common Stock issuable upon the exercise of the Warrants will not be subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person.

         5.5. Subsidiaries. The Company has no wholly or partially owned Subsidiaries (as defined in Section 9.10) and does not control, directly or indirectly, any other corporation, business trust, firm, partnership, association, joint venture, entity or organization. The Company does not own any shares of stock, partnership interest, joint venture interest or any other security, equity or interest in any other corporation or other organization or entity.

         5.6. Authorization; No Breach. The Company has the full corporate power and authority to execute, deliver and enter into this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement, the Notes, the Warrants, the Security Agreement and any related financing statement and the Certificate of Designations and all other transactions contemplated hereby have been duly authorized by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms except as the enforceability hereof may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles and (c) to the extent the indemnification provisions contained in section 8.5 hereof may be limited by applicable federal or state securities laws. Except as set forth on Schedule 5.6 hereto, the execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Notes and the Warrants pursuant to this Agreement, and the performance and fulfillment of the Company of its obligations under this Agreement, the Notes and the Warrants, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or event which, with notice or lapse of time or both, would constitute a breach of or default under, (iii) result in the creation of any lien, security interest, adverse claim, charge or encumbrance upon the capital stock or assets of the Company pursuant to, (iv) give any


                              Page 18 of 99 Pages
third party the right to accelerate any obligation under or terminate, (v) result in a violation of, (vi) result in the loss of any license, certificate, legal privilege or legal right enjoyed or possessed by the Company under, or
(vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other person under, the Certificate of Incorporation or By-Laws of the Company or any law, statute, rule or regulation to which the Company is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which the Company is subject or by which its properties are bound.

         5.7.  Financial  Statements and SEC Documents.  (a) Attached  hereto as
Schedule 5.7 are (i) the audited financial statements of the Company for the fiscal year ended December 31, 1995, including the balance sheet as at the end of such fiscal year and the related statements of operations, stockholders' equity (deficit) and cash flows for such fiscal year, certified by Ernst & Young L.L.P. and (ii) the September 30 Financial Statements (the financial statements referred to in clauses (i) and (ii) are referred to herein collectively as the "Financial Statements"). For purposes of this Agreement, September 30. 1996, shall be hereinafter referred to as the "Balance Sheet Date." The Financial Statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles, applied consistently with the past practices of the Company (except as otherwise noted in such Financial Statements), reflect all liabilities and obligations of the Company, as of their respective dates, and present fairly the financial position of the Company and the results of its operations as of the time and for the periods indicated therein.

(b) The Company has made available to Purchasers a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the Securities and Exchange Commission since January 1, 1993 (as such documents have since the time of their filing been amended, the "SEC Documents") which are all the documents (other than preliminary material) that the Company was required to file with the Securities and Exchange Commission since such date. As of their respective dates, the SEC Documents complied in all respects with the requirements of the Securities Act (as defined in Section 9.7) and/or the Exchange Act (as defined in Section 9.8) as the case may be, and the rules and regulations of the Securities and Exchange Commission thereunder applicable to such SEC Documents and none of the SEC Documents contained any untrue statement of a material fact or omitted to statement of material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Securities and Exchange Commission with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the Securities and Exchange Commission) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

         5.8. No Material Adverse Changes. Except as set forth on Schedule 5.8 hereto, since the Balance Sheet Date there has not at any time been (a) any material adverse change in the financial condition, operating results, business prospects, employee relations or customer relations of the Company, or (b) other adverse changes, which in the aggregate have been materially adverse to the Company.

         5.9. Absence of Certain Developments. Except as contemplated by this Agreement, and except as set forth in Schedule 5.9 hereto, since the Balance Sheet Date, the Company has not, nor will have prior to the Closing: (a) issued any securities; (b) borrowed any amount or incurred or became subject to any liabilities (absolute or contingent), other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business, none of which are or shall be material and which are less than $75,000; (c) discharged or satisfied any lien, adverse claim or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock; (e) mortgaged, pledged or subjected to any lien, adverse claim, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet


                              Page 19 of 99 Pages
due and payable; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business and in an amount less than $75,000, or disclosed to any person, firm or entity not party to a confidentiality agreement with the Company any proprietary confidential information; (g) suffered any extraordinary losses or waived any rights of material value; (h) made any capital expenditures or commitments therefor; (i) entered into any other transaction other than in the ordinary course of business in an amount less than $75,000 or entered into any material transaction, whether or not in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or any other properties or assets of the Company which could have a material adverse effect on the business or operations of the Company; (l) made any change in the nature or operations of the business of the Company; or (m) resolved or entered into any agreement or understanding with respect to any of the foregoing.

         5.10. Properties. The Company has good and marketable title to all of the real property and good title to all of the personal property and assets it purports to own, including those reflected as owned on the Company Balance Sheet or acquired thereafter, and a good and valid leasehold interest in all property indicated as leased on the Company Balance Sheet, whether such property is real or personal, free and clear of all liens, adverse claims, charges, encumbrances or restrictions of any nature whatsoever, except (a) such as are reflected on the Company Balance Sheet or described in Schedule 5.10 hereto and (b) for receivables and charges collected in the ordinary course of business. Except as disclosed in Schedule 5.10 hereto, the Company owns or leases all such properties as are necessary to its operations as now conducted and as presently proposed to be conducted and all such properties are, in all material respects, in good operating condition and repair.

         5.11. Taxes. Except as referred to in Schedule 5.11 hereto, the Company has timely filed all federal, state, local and foreign tax returns and reports required to be filed, and all taxes, fees, assessments and governmental charges of any nature shown by such returns and reports to be due and payable have been timely paid except for those amounts being contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles and are reflected on the Company Balance Sheet. There is no tax deficiency which has been, or, to the knowledge of the Company might be, asserted against the Company which would adversely affect the business or operations, or proposed business or operations, of the Company. All such tax returns and reports were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year. The Company is not, and has never been, a member of any "affiliated group" within the meaning of Section 1504 of the Internal Revenue Code, as in effect from time to time.

         5.12. Litigation. Except as set forth on Schedule 5.12 hereto, there are no actions, suits, proceedings, orders, investigations or claims pending or, to the Company's knowledge, threatened against or affecting the Company, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality; there are no arbitration proceedings pending under collective bargaining agreements or otherwise; and, to the knowledge of the Company, there is no basis for any of the foregoing.

         5.13. Compliance with Law. The Company has complied in all respects with all applicable statutes and regulations of the United States and of all states, municipalities and applicable agencies and foreign jurisdictions or bodies in respect of the conduct of its business and operations, and the failure, if any, by the Company to have fully complied with any such statute or regulation does not and will not materially adversely affect the business or operations of the Company.

         5.14. Trademarks and Patents. Schedule 5.14 annexed hereto contains a true, complete and correct list of all trademarks, trade names, patents and copyrights (and applications therefor) if any, heretofore or presently owned or licensed or used or required to be used by the Company in connection with its business; and, except as set forth on Schedule 5.14, each such trademark, trade name, patent and copyright (and


                              Page 20 of 99 Pages
application therefor) listed in Schedule 5.14 as being owned by the Company is not subject to any license, royalty arrangement, option or dispute and is free and clear of all liens. To the best knowledge of the Company, none of the trademarks, trade names, patents or copyrights used by the Company in connection with its business infringe any trademark, trade name, patent or copyright of others in the United States or in any other country, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as set forth in Schedule 5.14, no stockholder, officer or director of the Company or any other person owns or has any interest in any trademark, trade name, service mark, patent, copyright or application therefor, or trade secret, licenses, invention, information or proprietary right or process, if any, used by the Company in connection with its business. The Company has no notice or knowledge of any objection or claim being asserted by any person with respect to the ownership, validity enforceability or use of any such trademarks, trade names, patents and copyrights (and applications therefor) listed on Schedule 5.14 or challenging or questioning the validity or effectiveness of any license relating thereto. There are no unresolved conflicts with, or pending claims of, any other person, whether in litigation or otherwise, involving the trademarks, trade names, patents and copyrights (and applications therefor), and there are no liens, encumbrances, adverse claims, or rights of any other person which would prevent the Company form fulfilling its obligations under this Agreement. To the best knowledge of the Company, the business of the Company, as presently conducted and as proposed to be conducted does not and will not cause the Company to violate any trademark, trade name, patent, copyright, trade secret, license or proprietary interest of any other person or entity, in any way which adversely affects or which in the future may adversely affect the business or operations of the Company. Except as disclosed in Schedule 5.14 hereto, the Company possesses all proprietary technology necessary for the conduct of business by the Company, both as presently conducted and as presently proposed to be conducted.

         5.15. Insurance. Schedule 5.15 annexed hereto contains a brief description of each insurance policy maintained by the Company with respect to its properties, assets and business; each such policy is in full force and effect; and the Company is not in default with respect to its obligations under any of such insurance policies. The insurance coverage of the Company is in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of these insurance policies and the Company has not taken or failed to take any action which would cause any such insurance policy to lapse.

         5.16. Agreements. Except as set forth in Schedule 5.16 hereto, the Company is neither a party to nor bound by any agreement or commitment, written or oral, which obligates the Company to make payments to any person, or which obligates any person to make payments to the Company, in the case of each such agreement in an amount exceeding $75,000, or which is otherwise material to the conduct and operation of the Company's business or proposed business or any of its properties or assets, including, without limitation, all shareholder, employment, non-competition and consulting agreements and employee benefit plans and arrangements and collective bargaining agreements to which the Company is a party or by which it is bound. All such agreements are legal, valid and binding obligations of the Company, in full force and effect, and enforceable in accordance with their respective terms, except as the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. The Company has performed all obligations required to be performed by it, and is not in default, or in receipt of any claim, under any such agreement or commitment, and the Company has no present expectation or intention of not fully performing all of such obligations, nor does the Company have any knowledge of any breach or anticipated breach by the other parties to any such agreement or commitment. The Company is not a party to any contract, agreement, instrument or understanding which materially adversely affects the business, properties, operations, assets or condition (financial or otherwise) of the Company. Purchasers have been furnished with, or the Company has made available for the Purchaser's review, a true and correct copy of each written agreement referred to in Schedule 5.16, together with all amendments, waivers or other changes thereto.

         5.17. Undisclosed Liabilities. Except as set forth on Schedule 5.17 hereto, the Company has no obligation or liability (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known to the Company, whether due or to become


                              Page 21 of 99 Pages

due) arising out of transactions entered into at or prior to the Closing of this Agreement, or any action or inaction at or prior to the Closing of this Agreement, or any state of facts existing at or prior to the Closing of this Agreement, except (a) liabilities reflected on the Company Balance Sheet; (b) liabilities in an amount less than $75,000 incurred in the ordinary course of business since the Balance Sheet Date (none of which is a liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits); and
(c) liabilities or obligations disclosed in the schedules hereto.

         5.18. Employees; Conflicting Agreements. (a) The Company shall cause all members of management and all professional employees of and consultants and advisors to the Company, including all employees and consultants and advisors involved in its research and development, to be subject to agreements with respect to (i) nondisclosure of confidential information, (ii) assignment of patents, trademarks, copyrights and proprietary rights to the Company and (iii) disclosure to the Company of inventions.

         (b) Except as set forth on Schedule 5.18, to the best of the Company's knowledge, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person, which adversely affects, or which in the future may adversely affect, the business or the proposed business of the Company or the rights of Purchasers under this Agreement and in respect of its rights as a holder of the Notes and the Warrants.

         5.19. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which made. Except as disclosed in Schedule 5.19 hereto, there exists no fact or circumstance which, to the knowledge of the Company upon due inquiry, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects of the Company.

         5.20.  Compliance  with the  Securities  Laws.  Except  as set forth on
Schedule 5.20 hereto, neither the Company nor anyone acting on its behalf has directly or indirectly offered the Notes and the Warrants or any part thereof or any similar security of the Company (or any other securities convertible or exchangeable for the Notes and the Warrants or any similar security), for sale to, or solicited any offer to buy the same from, anyone other than Purchasers. Assuming the accuracy and truth of each of the Purchasers' representations set forth in Section 6 of this Agreement, all securities of the Company heretofore sold and issued by it were sold and issued, and the Notes and the Warrants were offered and will be sold and issued, in compliance with all applicable federal and state securities laws.

         5.21. Brokers. Except as set forth on Schedule 5.21, no finder, broker, agent, financial person or other intermediary has acted on behalf of the Company in connection with the offering of the Notes and the Warrants or the consummation of this Agreement or any of the transactions contemplated hereby.

         5.22. Transactions with Affiliates. Except as set forth in Schedule 5.22, no director, officer, employee, consultant or agent of the Company, or member of the family of any such person or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest in or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by or requiring payments to any such person or firm.

         5.23. Environmental Matters (a) The Company and all properties owned, operated or leased by the Company have obtained and currently maintain all environmental permits required for their business and operations and are in compliance with all such environmental permits; (ii) there are no legal proceedings pending nor, to the best knowledge of the Company, threatened to modify or revoke any such environmental permits; and (iii) neither Company nor any property owned, operated or leased by the Company has received any notice from any source that there is lacking any environmental permit


                              Page 22 of 99 Pages
required for the current use or operation of the business of the Company, or any property owned, operated or leased by the Company.

         (b) Except as set forth in Schedule 5.23 hereto, (i) all real property owned, operated or leased by the Company, and, to the best knowledge of the Company, all property adjacent to such properties, are free from contamination by any hazardous material; and the Company is not subject to environmental costs and liabilities with respect to hazardous materials, and no facts or circumstances exist which could give rise to environmental costs and liabilities with respect to hazardous materials.

         (c) Except as set forth in Schedule 5.23 hereto, there is not now, nor has there been in the past, on, in, or under any real property owned, leased, or operated by the Company, or by any of its predecessors (i) any asbestos-containing materials, (ii) any underground storage tanks, (iii) above-ground storage tanks, (iv) impoundments, (v) poly- chlorinated biphenyls or (vi) radioactive substances.

         (d) The Company has provided or made available to Buyer drafts and final versions of all environmental site assessments (including, but not limited to Phase I and Phase II reports), risk management studies and internal environmental audits that have been conducted by or on behalf of the Company ("Environmental Studies"), with respect to any real property that now or in the past has been owned, operated or leased by the Company, or any of its predecessors.

         (e) Except as set forth in Schedule 5.23 hereto, the Company and all properties owned, operated or leased by the Company are in compliance with environmental law.

         (f) Except as set forth in Schedule 5.23 hereto, neither the Company nor any property owned, leased or operated by the Company has received or been issued any written request for information, or has been notified that it is a potentially responsible party under the environmental laws with respect to any on-site or off-site for which environmental costs and liabilities are asserted.

         6. Representations and Warranties of Purchasers. Purchasers hereby severally represent and warrant to the Company as follows:

         6.1. Investment Intent. Each of the Purchasers is an "accredited investor" within the meaning of Regulation D under the Securities Act. Each of the Purchasers has experience in making investments in development stage biotechnology companies and is acquiring the Notes and the Warrants for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Purchasers consent to the placing of a legend on the certificates representing the Notes and the Warrants to the effect that the shares of Common Stock issuable upon exercise or conversion, as the case may be, of the Warrants, and the Purchase Option have not been registered under the Securities Act and may not be transferred except in accordance with applicable securities laws or an exception therefrom.

         6.2. Authorization. Each of Purchasers has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, having obtained all required consents, if any, and this Agreement, when executed and delivered, will constitute a legal valid and binding obligation of such Purchaser.

         6.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of Purchasers in connection with the offering of the Notes and the Warrants or the consummation of this Agreement or any of the transactions contemplated hereby.

         7. Covenants of the Company. Until such time as Purchasers and their affiliates beneficially own less than one percent (1%) of the Common Stock after giving effect to the conversion or exercise of all securities of the Company beneficially owned by Purchasers and their affiliates, the Company covenants and agrees with Purchasers as follows:

         7.1. Books and Accounts. The Company will: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions,


                              Page 23 of 99 Pages
including without limitation, dispositions of its assets; and (b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company's past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

         7.2. Periodic Reports. (a) The Company will furnish to Purchasers as soon as practicable, and in any event within 90 days after the end of each fiscal year of the Company (commencing with the fiscal year ended December 31, 1996, an annual report of the Company, including a balance sheet as at the end of such fiscal year and statement of operations, stockholders' equity (deficit) and cash flows for such fiscal year, together with the related notes thereto, setting forth in each case in comparative form corresponding figures for the preceding fiscal year, all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and changes in its financial position as of the time and for the period then ended. Such financial statements shall be accompanied by an unqualified report (other than qualifications contingent upon the Company's ability to obtain additional financing), in form and substance reasonably satisfactory to Purchasers, of independent public accountants reasonably satisfactory to Purchasers to the effect that such financial statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such report), and present fairly the financial position of the Company and the results of its operations and changes in their financial position as of the time and for the period then ended. The Company will use its best efforts to conduct its business so that such report of the independent public accountants will not contain any qualifications as to the scope of the audit, the continuance of the Company, or with respect to the Company's compliance with generally accepted accounting principles consistently applied, except for changes in methods of accounting in which such accountants concur.

         (b) The Company will furnish to Purchasers, as soon as practicable and in any event within 45 days after the end of each of the first three fiscal quarters of the Company during each fiscal year, a quarterly report of the Company consisting of an unaudited balance sheet as at the end of such quarter and an unaudited statement of operations, stockholders' equity (deficit) and cash flows for such quarter and the portion of the fiscal year then ended, setting forth in each case in comparative form corresponding figures for the preceding fiscal year. All such reports shall be certified by the Chief Financial Officer or Vice President-- Finance of the Company to be correct and complete, to present fairly the financial position of the Company and the consolidated results of its operations and changes in its financial position as of the time and for the period then ended and to have been prepared in accordance with generally accepted accounting principles.

         (c) The Company shall furnish to Purchasers, within 30 days after the end of each calendar month, an unaudited balance sheet of the Company as of the end of such month and the related unaudited statement of operations, stockholders' equity (deficit) and cash flows for such month and for the fiscal year to date, setting forth in each case comparative form the corresponding figures for the budget for the current fiscal year, or such other financial information as otherwise agreed to by the parties hereto. All such statements shall be certified by the Chief Financial Officer or Vice President--Finance of the Company to the effect that such statements fairly present the financial condition of the Company as of the dates shown and the results of its operations for the periods then ended and that such statements have been prepared in conformity with generally accepted accounting principles consistently applied except for normal, recurring, year-end audit adjustments and the absence of footnotes.

         (d) Commencing with the Company's fiscal year commencing January 1, 1997, the Company shall furnish to Purchasers, as soon as practicable and in any event not less than 60 days prior to the end of each fiscal year of the Company,
(i) an annual operating budget for the Company, for the succeeding fiscal year, containing projections of profit and loss, cash flow and ending balance sheets for each month of such fiscal year and (ii)


                              Page 24 of 99 Pages
a business plan for the Company as specified in Section 7.19. The Company shall furnish to Purchasers within five days after the date the Board of Directors has approved the annual operating budget and business plan referred to above, which shall be no later than 60 days after the beginning of each fiscal year, such operating budget and business plan as approved by the Board of Directors. Promptly upon preparation thereof, the Company shall furnish to Purchasers any other operating budgets or business plans that the Company may prepare and any revisions or modifications of such previously furnished budgets or business plans.

         (e) The annual statements and quarterly statements furnished pursuant to Sections 7.02(a) and (b) shall include a narrative discussion prepared by the Company describing the business operations of the Company during the period covered by such statements. The monthly statements furnished pursuant to Section 7.02(c) shall be accompanied by a statement describing any material events, transactions or deviations from the Company's Business Plan (as defined below) contemplated by Section 7.19 and containing an explanation of the causes and circumstances thereof.

         7.3. Certificates of Compliance. The Company covenants that promptly after the occurrence of any default hereunder or any default under or breach of any material agreement, or any other material adverse event or circumstance affecting the Company, it will deliver to Purchasers an Officers' Certificate specifying in reasonable detail the nature and period of existence thereof, and what actions the Company has taken and proposes to take with respect thereto.

         7.4. Other Reports and Inspection. (a) The Company will furnish to Purchasers (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company for, or otherwise furnished to, its stockholders or the Securities and Exchange Commission and (b) promptly, such other documents, reports and financial data as Purchasers may reasonably request. In addition the Company will, upon reasonable prior notice, make available to Purchasers or its representatives or designees (a) all assets, properties and business records of the Company for inspection and/or copying and
(b) the directors, officers and employees of the Company for interviews concerning the business, affairs and finances of the Company.

         7.5. [Intentionally Omitted.]

         7.6. Insurance. The Company will at all times maintain valid policies of worker's compensation and such other insurance with respect to its properties and business of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks. The activities and operations of the Company shall be conducted in a manner to as to conform in all material respects to all applicable provisions of such policies.

         7.7. Use of Proceeds; Restriction on Payments. The Company shall use the net proceeds from the sale of the Bridge Notes and Warrants to bridge its working capital needs through such time as it can consummate an offering of its securities. The Company covenants and agrees that it will not directly or indirectly use any of the proceeds to (i) repay any indebtedness of the Company, including but not limited to any indebtedness to officers, employees, directors or principal stockholders of the Company, but excluding accounts payable incurred in the ordinary course of business or (ii) redeem, repurchase or otherwise acquire any equity security of the Company. Notwithstanding the foregoing, the Company shall not make any payments to any parties which exceed $10,000 without the prior written consent of the Partnership and the Trust.

         7.8. Material Changes. The Company will promptly notify Purchasers of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company, or any other material adverse event or circumstance affecting the Company, and of any litigation or governmental proceeding pending or, to the knowledge of the Company, threatened against the Company or against any director or officer of the Company.

         7.9.   Transactions  with  Affiliates.   Except  for  the  transactions
contemplated by this Agreement, the Company shall not (a) engage in any transaction with, (b) make any loans to, nor (c) enter into any contract, agreement or other arrangement (i) providing for (x) the employment of, (y) the furnishing of services by, or (z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or


                              Page 25 of 99 Pages
key employee of the Company or any relative of such persons or any other "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior written approval of the Partnership and the Trust.

         7.10. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and cause to be done all things necessary to maintain, preserve and renew its existence and will preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its and their respective businesses. The Company will also maintain and keep its properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

         7.11. Other Material Obligations. The Company will comply with, (a) all material obligations which it is subject to, or becomes subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business of the Company.

         7.12. Amendment to the Certificate of Incorporation and the By-Laws. The Company will perform and be in compliance with and observe all of the provisions set forth in its Certificate of Incorporation and By-Laws to the extent that the performance of such obligations is legally permissible; provided that the fact that performance is not legally permissible will not prevent such nonperformance from constituting an event of default under this Agreement. The Company will not amend its Certificate of Incorporation or By-Laws or any Certificate of Designations for any other series of Preferred Stock of the Company so as to adversely affect the rights of Purchasers under this Agreement, the Certificate of Incorporation, the By-Laws, the Warrants, the Notes, the Security Agreement or the Series D Preferred Stock Certificate of Designations.

         7.13. Merger; Sale of Assets. The Company will not become a party to any merger, consolidation or reorganization, or sell, lease, license, sublicense or otherwise dispose of all or substantially all of its assets, without the prior approval of Purchasers.

         7.14. Acquisition. The Company will not acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of Purchasers, except the acquisition of 1% or less of any class of outstanding securities of a company whose securities are listed on a national securities exchange or which has not fewer than 1,000 stockholders and except as otherwise specifically permitted pursuant to the provisions of this Agreement.

         7.15. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Purchasers, provided, however, the foregoing shall not prohibit the Company from repurchasing any shares of its Common Stock from any present or former officer, Director or employee of the Company, or complying with the terms and provisions of the Series A Preferred Stock and Series C Preferred Stock.

         7.16. Consents and Waivers. (a) Except as set forth on Schedule 7.16, the Company has obtained all consents and waivers needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

         (b) Except as set forth on Schedule 7.16, the Company has obtained from all holders of options, warrants and other securities of the Company having any right of first refusal, offer, sale, negotiation or similar rights or antidilution or other rights to have the terms (including, without limitation, conversion or exercise prices or rates) of such instruments adjusted by virtue of the purchase and sale of the Notes and the Warrants or the other transactions contemplated by this Agreement, a written waiver in form and substance satisfactory to Purchasers and their counsel.


                              Page 26 of 99 Pages

         7.17. Taxes and Liens. The Company will duly pay and discharge when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto.

         7.18. Restrictive Agreement. The Company covenants and agrees that subsequent to the Closing, it will not be a party to any agreement or instrument which by its terms would restrict the Company's performance of its obligations pursuant to this Agreement, the Certificate of Incorporation, By-laws, the Warrants or the Notes.

         7.19. Business Plan. Commencing with the Company's fiscal year commencing January 1, 1997, the Company's Chief Financial Officer or Vice President-- Finance shall prepare or have prepared and submit to the Board of Directors not less than 60 days prior to the beginning of each fiscal year of the Company, an updated business plan (the "Business Plan") for such year which shall set forth the Company's product development, marketing and servicing plans, capital expenditures and expense budgets and shall encompass a statement of long range strategy over a five-year period and short-range tactics over a two-year period. The Business Plan shall specify quantitative and qualitative goals for the Company and relate the attainment of those goals to the Company's strategic objectives.

         7.20. Director and Observer. (a) For a period of five years after the Closing Date, the Partnership and the Trust shall be entitled to designate a majority of the voting Directors of the Company provided, however, that in the event that the Company has not obtained Future Financings (as defined below) in excess of $3,500,000 on or before the date which is 6 months after the Bridge Closing Date (as defined in Exhibit B), then the Partnership and the Trust shall have the right to appoint only 2 Directors or observers and the remainder of the Partnership and the Trust's designated Directors shall resign. In addition, if the holders of the Series A Preferred Stock exercise their right to appoint up to 2 additional Directors pursuant to Section 9(c) of the Restated Certificate of Incorporation of the Company (the "Restated Certificate"), then the Partnership and the Trust shall have the right to appoint up to 2 additional Directors per Director appointed by the Series A Preferred Stock. "Future Financings" shall mean the aggregate gross proceeds of any sales of equity securities of the Company (including the Notes or any other securities convertible into equity securities of the Company), and the aggregate gross proceeds of any corporate partnering or corporate licensing transactions, but shall exclude the sale of products in the ordinary course of business and revenues resulting from any agreement in effect as of the Closing Date. Without limiting the generality of the foregoing, such Future Financing includes: (a) all payments made for equity securities, equity security rights or similar rights, (b) technology acquisition or access fees or similar up-front payments,
(c) other future payments to be made to the Company, any of its affiliates or its employees for the benefit of the Company, for which the payor is obligated either absolutely or upon the attainment of milestones, (d) funding provided by any investor (through reimbursement or otherwise) relative to research and development, clinical trials and related expenditures, provided that such work is performed or managed by the Company or any of its affiliates and (e) the repayment or assumption by any party of obligations of the Company or any of its affiliates, including indebtedness for money borrowed or amounts owed by the Company or any of its affiliates to


                                 Page of Pages
inventors or owners of technology. It is further understood that Future Financings shall not be reduced by the amount of any expenses, fees, discounts or commissions incurred during the undertaking of such financing. If necessary, the Directors of the Company will elect each such person to the Board of Directors of the Company by creating a new position on the Board of Directors promptly following such person's nomination by Purchasers and shall nominate such person for election in connection with any stockholder vote for Directors, and the Company will use its best efforts to ensure that the stockholders of the Company agree to vote all their securities in favor of such person's election. The Company agrees to vote all voting securities for which the Company holds proxies, granting it voting discretion, or is otherwise entitled to vote, in favor of, and to use its best efforts in all respect to cause, the election of each such individual proposed by the Partnership and the Trust. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, resignation or removal (with or without cause) of any such individual proposed and nominated by the Partnership and the Trust, pursuant to this Agreement, the Company will, and will use its best efforts to ensure that the stockholders of the Company, vote


                              Page 27 of 99 Pages
all its voting securities to elect each individual proposed by the Partnership and the Trust and approved by the Company and nominated for election by the Partnership and the Trusts to fill such vacancy and serve as a voting Director.

         (b) In addition to the rights set forth in Section 7.20(a), from and after the Closing Date, until such time as Purchasers or their affiliates shall not beneficially own any securities of the Company, the Partnership and the Trust shall be entitled to designate nonvoting observers who shall be entitled to attend all meetings of the Board of Directors and any of its committees and who shall be provided (i) reasonable prior notice of all meetings of the Board of Directors and any of its committees, (ii) reasonable prior notice of any action that the Board of Directors or any of its committees may take by written consent, (iii) promptly delivered copies of all minutes and other records of action by, and all written information furnished to, the Board of Directors or any of its committees and (iv) any other information requested by such observer which a member of the Board of Directors would be entitled to request to discharge his or her duties. Such observers shall be entitled to the same rights to reimbursement for the expense of attendance at meeting as any outside Director.

         (c) If the Partnership and the Trust give notice to the Company that the Partnership and the Trust desire to remove a Director proposed by the Partnership and the Trust pursuant to this Agreement, the Company shall, and shall use its best effort to ensure that the stockholders of the Company shall, vote all its voting securities in favor of removing such Director if a vote of holders of such securities shall be required to remove the Director, and the Company agrees to take any action necessary to facilitate such removal.

         (d) Each Director nominated by the Partnership and the Trust shall be entitled to the same type and an amount of compensation at least equal to the highest amount payable to any other Director for serving in such capacity.

         (e) Concurrently with the Closing Date, if requested by the Partnership and the Trust, the Company shall have caused the appointment of the initial Directors nominated by the Partnership and the Trust, to its Board of Directors in accordance with the provisions of this Section 7.20, which individuals shall be identified in writing to the Company by such time.

         (f) At any time that a designee or designees of the Partnership and the Trust serve on the Company's Board of Directors, the Partnership and the Trust shall be entitled to representation on any committee of the Board of Directors proportionate with their representation of the Board as a whole.

         7.21. Board of Directors. (a) The Company shall promptly reimburse each director or observer of the Company designated by the Partnership and the Trust who is not an employee of the Company for all of his reasonable expenses incurred in attending each meeting of the Board of Directors of the Company or any committee thereof.

         (b) The Company shall at all times maintain provisions in its By-laws and/or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

         (c) The By-laws of the Company shall always contain provisions consistent with the provisions of this Section 7.21 except to the extent this
Section 7.21 deals with the possible observer.

         (d) For so long as any designee of Purchasers is a director of the Company, procure and maintain Director and Officer Liability Insurance with a reputable insurance carrier.

         7.22. No Subsidiaries. The Company will not create or acquire any entity that would be a Subsidiary (as defined in Section 9.10) without the Partnership's and the Trust's consents.

         7.23. Publicity. (a) The Company shall not issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby or utilizing the names of Purchasers or their officers, directors, employees, agents or affiliates without obtaining the prior approval of Purchaser, except


                              Page 28 of 99 Pages
as may be required by law or the regulations of any securities exchange or the Nasdaq National Market.

         (b) Except as may be required by law or the regulations of any securities exchange or the Nasdaq National Market, the Company shall not disclose the names, identity, addresses or any other information regarding each of the Purchasers or any of its officers, directors, employees, shareholders, nominees and/or designees without such Purchaser's prior written consent; provided, however, each of the names of Purchasers (but not its addresses) may be disclosed in the Shelf Registration Statement.

         (c) After the Closing Date, upon request of the Partnership and the Trust, the Company shall cause, at its sole expense, the immediate publication of a "tombstone" advertisement in the Wall Street Journal (National Edition) announcing the consummation of this Agreement and the transactions contemplated herein, the exact form and substance of which shall be mutually agreed upon by the Company and the Partnership and the Trust.

         7.24. Restriction on Securities. (a) During the 18 months following the Closing Date, the Company shall not without prior written consent of the Partnership and the Trust, issue, offer or sell any of its equity or debt securities (including, without limitation, any securities convertible into or exercisable for such securities); provided that the Company may issue shares of Common Stock upon conversion or exercise of the Company's outstanding securities and pursuant to exercise of options under the Company's Stock Option Plan in accordance with the terms of such plan (it being agreed that the issuance of any additional options under such plan may be effected only with the prior written consent of the Partnership and the Trust; provided, further, that the Company without the consent of the Partnership and the Trust may issue options under the Company's Non-Employee Director Stock Option Plan in accordance with the terms of such plan which will not be amended without the consents of the Partnership and the Trust); provided, further, that this Section 7.24 shall not apply to the offerings to be conducted by the Company with Paramount Capital, Inc. acting as placement agent as contemplated in the Letter Agreement between the Company and Paramount Capital, Inc. dated as of January 28, 1997. During the 18-months following the Closing Date, the Company shall not, without the prior written consents of the Partnership and the Trust, offer or sell any of its debt or equity securities in reliance on Regulation S of the Securities Act. During the 36-month period following the Closing Date, the Company will not extend the expiration date or lower the exercise price of any options or warrants, or take any similar action with respect to any convertible securities of the Company, without the prior written consents of the Partnership and the Trust.

         (b) Prior to the Closing Date, the Company shall obtain the written agreement of all executive officers and directors of the Company (and shall use its best efforts to obtain a wrtten agreement from all 5% or greater stockholders of the Company) to "lock-up" all of the shares of Common Stock owned by each of them at any time until 24 months following the Closing Date, and to agree not to directly or indirectly, issue, agree or offer to sell, grant an option for the purchase or sale, assign, sell, contract to sell, sell "short" or "short against the box" (as those terms are generally understood), pledge, hypothecate, distribute or otherwise encumber or dispose of, any such shares (including options, rights, warrants or other securities convertible into, exchangeable, exercisable for or evidencing any right to purchase or subscribe for shares of capital stock of the Company (whether or not beneficially owned by the undersigned) or any beneficial interest therein of any shares of the Common Stock, all in form and substance satisfactory to the Partnership and the Trust and their counsel.

         7.25. Restriction on Liens. The Company shall not create or permit the imposition of any liens on any of its assets from and after the Closing Date without the prior written consent of the Partnership and the Trust.

         7.27. Restrictions on Indebtedness. The Company shall not incur, create, assume or permit to exist any indebtedness except (i) indebtedness represented by the Notes, (ii) indebtedness which by its terms is subordinated to the Notes in an amount less than $25,000 in the aggregate (iii) indebtedness in an amount less than fifty thousand dollars ($50,000) incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Holder, but not any extensions, renewals or replacements of such indebtedness.

         7.28. Repayment Upon Certain Events. In the event that the Company does not obtain the Required Shareholder Approvals (as hereafter defined), the Company shall, on


                              Page 29 of 99 Pages
the date that the Required Shareholder Approvals are denied, immediately pay to the Purchasers by wire transfer $3,000,000 or in the event that the Company does not have $3,000,000, the remainder of the money that the Company has as a result of the investment made by Purchasers in the Company pursuant to the terms hereof. The "Required Shareholder Approvals" shall mean the authorization and approval by the holders of Common Stock of the Company of the issuance of the Notes, the issuance of the shares of Series D Preferred Stock underlying these Notes, the Bridge Warrants or the New Warrants (as defined in the Bridge Warrants), or any Common Stock underlying the foregoing to the extent such authorization is necessary pursuant to the rules of the Nasdaq National Market or any other applicable law, rule or regulation.

         8. Registration of Common Stock.

         8.1. Registration. (i) Not later than 30 days after consummation of a Qualified Offering (as defined below) or, (ii) in the event that a Qualified Offering (as defined below) has not been consummated by the date which is 180 days after the Closing Date, immediately thereafter and in no event later than the date which is 195 days from the Closing Date, the Company will file a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Registrable Securities with the Securities and Exchange Commission. The Company will use its best efforts to effect the registrations, qualifications or compliances (including, without limitation, the execution of any required undertaking to file post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws and appropriate compliance with applicable securities laws, requirements or regulations) as may be reasonably requested and as would permit or facilitate that sale and distribution of all Registrable Securities until the distribution thereof is complete. A "Qualified Offering" shall mean any equity offering or series of Offerings with gross proceeds in excess of $2,500,000.

         8.2. Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this Section 8, the Company will use its best efforts, as expeditiously as possible:

         (a) Prepare and file with the Securities and Exchange Commission the Shelf Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Shelf Registration Statement to become effective;

         (b) Prepare and file with the Securities and Exchange Commission such amendments and supplements to such Shelf Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Shelf Registration Statement effective until the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Shelf Registration Statement shall be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

         (c) Furnish to each seller of such Registrable Securities such number of copies of such Shelf Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such seller;

         (d) Use its best efforts to register or qualify such Registrable Securities covered by such Shelf Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 8.2(d) be obligated to be qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

         (e) Provide a transfer agent and registrar for all such Registrable Securities covered by such Shelf Registration Statement not later than the effective date of such Shelf Registration Statement;


                              Page 30 of 99 Pages

         (f) Notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Shelf Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         (g) Cause all such Registrable Securities to be listed on each securities exchange or automated over-the-counter trading system on which similar securities issued by the Company are then listed;

         (h)  Enter  into  such  customary  agreements  and take all such  other
actions  as  reasonably   required  in  order  to  expedite  or  facilitate  the
disposition of such Registrable Securities; and

         (i) Make available for inspection by any seller of Registrable Securities, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller in connection with the Shelf Registration Statement pursuant to Section 8.1.

         8.3 Registration and Selling Expenses. (a) All expenses incurred by the Company in connection with the Company's performance of or compliance with this
Section 8, including, without limitation (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants for the Company (including the expenses of any audit of financial statements), retained by the Company (all such expenses being herein called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 8.3.

         (b) The Company will, in any event, in connection with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

         (c) Nothing herein shall be construed to prevent any holder or holders of Registrable Securities from retaining such counsel (the Trust and the Partnership to be limited to one counsel representing them both and any other purchasers to be represented by one counsel separately from the Trust and the Partnership) as they shall choose, the expenses of which shall be borne by the Company.

         8.4. Other Public Sales and Registrations. The Company agrees that it will not, on its own behalf, file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company) until at least 180 days have elapsed after the effective date of the Shelf Registration Statement. In addition, the Company agrees that it will use its best efforts to obtain prior to the filing of the Shelf Registration Statement an agreement in form and substance satisfactory to Purchasers and their counsel in their sole and absolute discretion from each person that has the right to have the Company file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company), pursuant to which each such person will agree for the benefit of the Company and Purchasers to waive any and all such rights until at least 180 days have elapsed after the effective date of the Shelf Registration Statement.

         8.5. Indemnification. (a) The Company hereby agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and


                              Page 31 of 99 Pages
directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with the registration contemplated by this
Section 8, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished in writing by such holder to the Company in connection with the registration contemplated by this Section 8, provided the Company will not be liable pursuant to this Section 8.5 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder's failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with the number of copies required by Section 8.2(c).

         (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall severally, but not jointly, indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished in writing by such holder in connection with the registration contemplated by this Section 8. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall a holder of Registrable Securities be liable for any such losses, claims, damages, liabilities or expenses in excess of the lesser of (a) the net proceeds received by such holder in the offering or
(b) $1,000,000.

         (c) Promptly  after receipt by an  indemnified  party under Section 8.5
(a) or (b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such Section. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses


                              Page 32 of 99 Pages
will be borne by the indemnifying party). An indemnifying party will not be liable to any indemnified party for any settlement of any such action or proceeding effected without the consent of such indemnifying party.

         (d) If the indemnification provided for in Section 8.5(a) or (b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holders of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holders of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the holders of Registrable Securities and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 8.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

         (e) Promptly after receipt by the Company or any holder of Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

         8.6. Additional Common Stock Issuable Upon Delay of Registration. (a) Except to the extent any delay is due to the failure of a holder to reasonably cooperate in providing to the Company such information as shall be reasonably requested by the Company in writing for use in the Shelf Registration Statement, if the Shelf Registration Statement is not filed with the Securities and Exchange Commission within the target dates set forth in the first sentence of
Section 8.1 (the "Outside Target Date"), the Company shall declare and pay for no additional consideration to Purchasers additional Bridge Warrants or New Warrants, as the case may be, equal to 1.5% of the Bridge Warrants or the New
Warrants, as the case may be, then held by Purchasers for each day after the Outside Target Date that the Registration Statement remains unfiled.

         (b) If the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission within 210 days following the Closing Date (the "Targeted Effective Date"), the Company shall declare and pay for no additional consideration to Purchasers additional Bridge Warrants or New Warrants, as the case may be, equal to 1.5% of the Bridge Warrants or the New
Warrants, as the case may be, then held by Purchasers for each day the Shelf Registration Statement is not declared effective by the Securities and Exchange Commission following the occurrence of the Targeted Effective Date.

         (c) All shares of Common Stock issuable  pursuant to Section 8.6(a) and
(b) shall be duly authorized, fully paid and nonassessable shares of Common Stock and shall be included in the Shelf Registration Statement contemplated by
Section 8.1. Such shares shall be registered in Purchasers' names or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company.

         9. Certain Definitions. For the purposes of this Agreement the following terms have the respective meanings set forth below:


                              Page 33 of 99 Pages

         9.1. "Affiliate" means any person, corporation, firm or entity which directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

         9.2. "Common Stock" means the Company's Common Stock.

         9.3.  "Generally   Accepted  Accounting   Principles"  means  generally
accepted accounting principles consistently applied.

         9.4. "Officers' Certificate" means a certificate executed on behalf of the Company by its President, Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Vice President--Finance, Secretary and/or one of its other Vice- Presidents.

         9.5. "Registrable Securities" means (i) the Common Stock issuable upon conversion of the Series D Preferred Stock underlying the Notes and exercise of the Warrants purchased pursuant to Section 1.1 or (ii) any other shares of Common Stock now owned or hereafter acquired by Purchasers (whether Common Stock owned directly or underlying convertible securities of the Company). For purposes of this Agreement, any shares of Common Stock issued pursuant to
Section 8.6 shall be deemed to be Registrable Securities and shall be included in the Shelf Registration Statement contemplated by Section 8.1.

         9.6. "Securities" means the Notes, the Warrants and any Preferred Stock or Common Stock underlying the foregoing whether issued at the Closing or thereafter.

         9.7. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

         9.8. "Securities Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

         9.9. "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

         9.10. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any Subsidiary or otherwise.

         10.1 Company Indemnities. (a) The Company agrees to indemnify, defend and hold Purchasers and their officers, directors, partners, employees, consultants and agents (the "Purchasers' Indemnitees") harmless from and against any liability, obligation, claim, cost, loss, judgment, damage or expense (including reasonable legal fees and expenses) (collectively, "Liabilities") incurred or suffered by any of Purchasers' Indemnitees as a result of or arising out of or in connection with the Company's breach of any representation, warranty, covenant or agreement of the Company contained herein.

         11. Miscellaneous.

         11.1.   Termination;   Survival  of  Representations,   Warranties  and
Covenants. Except as otherwise provided for in this Agreement all representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by Purchasers or on their behalf.

         11.2. Expenses. The Company shall pay all its own expenses in connection with this Agreement and the transactions contemplated herein. The Company agrees to pay promptly and save the Partnership and the Trust harmless against liability for the payment all expenses incurred by the Company and the Partnership and the Trust in connection with the preparation and consummation of the Agreement and the transactions contemplated herein, including but not limited to: all costs and expenses under Section 8, including without limitation, the costs of preparing, printing and filing with the Securities and Exchange Commission the Shelf Registration Statement and amendments, post-effective amendments, and supplements thereto; preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectuses; preparing,


                              Page 34 of 99 Pages
printing and delivering all selling documents, including but not limited to the subscription agreement, the warrant agreement and stock and warrant certificates; legal fees and disbursements of the Partnership and the Trusts' counsel (which amount shall be offset against payment of the purchase price for legal fees that have been accrued up to such date and the remainder of which shall be paid within 30 days of submission of any statements therefor) in connection with the preparation and consummation of this Agreement and the transactions contemplated herein, including the legal fees and costs of negotiating and drafting any transaction documents, due diligence and any necessary regulatory filings (including, without limitation, the Shelf Registration Statement, Forms 3, 4 and 5 and Schedule 13-D filings); the cost of a total of two sets of bound closing volumes for the Partnership and the Trust and their counsel; and the cost of the tombstone advertisement in the Wall Street Journal (National Edition) pursuant to Section 7.23(c), provided, however, that with respect to costs incurred as a result of the actual Bridge Loan transaction (the "Bridge Loan Costs"), the Company shall only be obligated to reimburse the Partnership and the Trust in an amount not to exceed $35,000. The "Bridge Loan Costs" shall not include any costs and expenses under Section 8, including without limitation, the costs of preparing, printing and filing with the Securities and Exchange Commission the Shelf Registration Statement and amendments, post-effective amendments, and supplements thereto and preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectuses which such costs shall in all cases be paid by the Company. The provisions of this Section shall survive any termination of this Agreement in all instances, including without limitation, (i) if the transactions contemplated by this Agreement have not been consummated or (ii) if the transactions have been terminated by Purchasers for any reason.

         11.3. Amendments and Waivers. Except for the letter agreement between the parties hereto and Paramount Capital, Inc. dated as of January 28, 1997 and the Operative Documents, this Agreement and all exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of the Company and the holders of a majority of principal amount of the Notes, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of the holders of a majority of principal value of the Notes. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

         11.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of the holders of a majority of principal value of the Notes. This Agreement shall be binding upon and inure to the benefit of the Company and its permitted successors and assigns and Purchasers and their successors and assigns. The provisions hereof which are for Purchasers' benefit as purchasers or holders of the Notes and the Warrants are also for the benefit of, and enforceable by, any subsequent holder of such Notes and Warrants.

         11.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:


                           If to the Company:
                           Genta Incorporated.
                           3550 General Atomics Court
                           Building 9, 2nd Floor
                           San Diego, CA 92121
                           Attn: Thomas Adams


                              Page 35 of 99 Pages

                           With a Copy to:
                           Pillsbury Madison & Sutro, LLP
                           235 Montgomery Street
                           San Francisco, CA 94104
                           Attn: Thomas E. Sparks, Jr.

                           If to the Partnership or the Trust:
                           Paramount Capital Asset Management, Inc.
                           787 Seventh Avenue
                           New York, NY 10019
                           Attn: David Walner

                           With a Copy to:
                           Kramer, Levin, Naftalis & Frankel
                           919 Third Avenue
                           New York, New York 10022
                           Attention: Ezra Levin

         11.6. Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of New York without giving effect to such State's principles of conflict of laws.

         11.7. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

         11.8. Headings. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

         11.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

         11.10. Freedom of Action. (a) The Partnership and the Trust and their affiliates shall not have any obligation to the Company not to (i) engage in the same or similar activities or lines of business as the Company or develop or market any products, services or technologies that does or may in the future compete, directly or indirectly, with those of the Company, (ii) invest or own any interest publicly or privately in, or develop a business relationship with, any corporation, partnership or other person or entity engaged in the same or similar activities or lines or business as, or otherwise in competition with, the Company or (iii) do business with any client, collaborator, licensor, consultant, vendor or customer of the Company. The Partnership and the Trust and its officers, directors, employees or former employees and affiliates shall not have any obligation, or be liable, to the Company solely on account of the conduct described in the preceding sentence. In the event that either of the Partnership or the Trust and any officer, director, employee or former employee or affiliate thereof acquires knowledge of a potential transaction, agreement, arrangement or other matter which may be a corporate opportunity for both the Partnership and the Trust and the Company, neither of the Partnership and the Trust nor their officers, directors, employees or former employees or affiliates shall have any duty to communicate or offer such corporate opportunity to the Company and neither of the Partnership and the Trust nor their officers, directors, employees or former employees or affiliates shall be liable to the Company for breach of any fiduciary duty, as a stockholder or otherwise, solely by reason of the fact that Partnership and the Trust or any of their officers, directors, employees or former employees or affiliates pursue or acquire such corporate opportunity for either of the Partnership or the Trust, direct such corporate opportunity to another person or entity or communicate or fail to communicate such corporate opportunity or entity to the Company. As used in this Section, the Partnership and the Trust shall mean either and both of the Partnership and the Trust and their affiliates (excluding the Company as an affiliate of the Partnership and the Trust).


                              Page 36 of 99 Pages

         (b) The provisions of this Section 11.10 shall be enforceable to the fullest extent permitted by law.

         11.11. Rights of Holders Inter Se. Each Holder of securities shall have the absolute right to exercise or refrain from exercising any right or rights which such Holder may have by reason of this Agreement or any security including, without limitation, the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement effecting such modification, and such Holder shall not incur any liability to any other Holder or Holders of securities with respect to exercising or refraining from exercising any such right or rights.

         11.12. Exculpation Among Purchasers and Holders. Each Purchaser acknowledges and agrees that it is not relying upon any other Purchaser, or any officer, director, employee partner or affiliate of any such other Purchaser, in making its investment or decision to invest in the Company or in monitoring such investment. Each Purchaser agrees that no Purchaser nor any controlling person, officer, director, stockholder, partner, agent or employee of any Purchaser shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them relating to or in connection with the Company or the securities, or both.

         11.13. Actions by Purchasers. Any actions permitted to be taken by holders or Purchasers of Notes and/or Warrants or the Partnership or the Trust and any consents required to be obtained from the same under this Agreement, may be taken or given only by, in the case of consents or actions requiring approval of the Partnership or the Trust, by the Partnership or the Trust, and in all other cases, only by holders of a majority of (i) in the case of the Notes, the face amount of the principal and (ii) in the case of the Warrants, the number of underlying shares of Common Stock, and if such holders or Purchasers constituting a majority the ("Majority Holders") as set forth in (i) or (ii) above or the Partnership or Trust take any action or grant any consent, such action or consent shall be deemed given or taken by all holders or Purchasers' who shall be bound by the decision or action taken by the Majority Holders or the Partnership or the Trust without any liability on the part of the Majority Holders or the Partnership or the Trust to any other holder or Purchasers of securities hereto.

         11.14. Secured Party. The Purchasers hereby acknowledge and agree that Paramount Capital, Inc. shall act as the secured party (the "Secured Party") under and for all purposes of the Security Agreement. Without giving notice to any holder of Notes, the Secured Party shall have full and irrevocable authority on behalf of the undersigned and all other holders of Notes, with respect to the Security Agreement, Financing Statements, to (i) deal with the Company, (ii) accept and give notices and other communications, (iii) settle any disputes relating to the terms thereof, (iv) waive any conditions, (v) modify or amend the Security Agreement or the Subordination Agreement (but not the Notes), (vi) execute any instrument or document that the Secured Party may determine is necessary or desirable in the exercise of its authority under this Section 11.14, and (vii) act in connection with all other matters relating to the Security Agreement. The Secured Party shall be authorized to act on behalf of the Purchasers as provided in the Security Agreement, and the Company shall be entitled to act and rely upon any request, notice, consent, waiver or agreement given on behalf of the undersigned when the same shall have been given by Paramount Capital, Inc. on such behalf pursuant to the terms of such Security Agreement or this Agreement. Paramount Capital, Inc. may act in reliance upon the advice of counsel in reference to any matter relating hereto and shall not be liable for any acts or omissions of any kind.

         11.15 Consent to Jurisdiction. The parties hereto irrevocably consent to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with or simultaneously with this Agreement, or a breach of this Agreement or any such document or instrument. In any such action or proceeding, each party hereto waives personal service of any summons, complaint or other process and agrees that service thereof may be made in accordance with Section 11.15. Within 30 days after such service, or such other time as may be mutually agreed upon in writing by the attorneys for the parties to such action or proceeding, the party so served shall appear or answer such summons, complaint or other process.


                                 Page 37 of 99 Pages

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                               GENTA INCORPORATED.


                               By: /s/ Thomas H. Adams
                                   ---------------------------
                                   Name: Dr. Thomas H. Adams
                                   Title:  President and Chief
                                           Executive Officer

                               THE ARIES FUND, A CAYMAN
                               ISLAND TRUST

                               By:  its Investment Manager,
                               PARAMOUNT CAPITAL ASSET
                               MANAGEMENT, INC.


                               By: /s/Lindsay A. Rosenwald
                                   ---------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title:  President


                               THE ARIES DOMESTIC FUND, L.P.


                               By:  its General Partner, PARAMOUNT
                               CAPITAL ASSET MANAGEMENT, INC..


                               By: /s/Lindsay A. Rosenwald
                                   ---------------------------------
                                   Name:  Lindsay A. Rosenwald, M.D.
                                   Title:  President


                              Page 38 of 99 Pages

                                    EXHIBIT F

THIS NOTE IS NOT TRANSFERABLE WITHOUT THE EXPRESS WRITTEN CONSENT OF GENTA INCORPORATED, (THE "COMPANY"). THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                               GENTA INCORPORATED

                                                                          No.B-1
                     SENIOR SECURED CONVERTIBLE BRIDGE NOTE

$1,050,000                                                    New York, New York
                                                              January 28, 1997

         Genta Incorporated, a Delaware corporation, (the "Company"), for value received, hereby promises to pay to THE ARIES DOMESTIC FUND, LP (the "Holder"), or registered assigns, the principal sum of ONE MILLION FIFTY THOUSAND DOLLARS ($1,050,000), with interest from the date of issuance of this Senior Secured Convertible Bridge Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) June 30, 1997 and (b) five
(5) business days following the completion of any equity offering or series of equity offerings with gross proceeds in excess of $2,500,000 (the "Maturity Date"). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Secured Convertible Bridge Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Secured Convertible Bridge Note is one of a duly authorized issue of Genta Incorporated 12% Senior Convertible Bridge Notes in an aggregate principal amount of $3,000,000 (individually a "Note" and collectively the "Notes") issued pursuant to a Note and Warrant Purchase Agreement of even date herewith between the Company and the Holder (the "Purchase Agreement"). The Senior Secured Convertible Bridge Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Senior Bridge Notes. These Notes are secured pursuant to the Security Agreement dated as of January 28, 1997 by and between the Company, Paramount Capital, Inc. and the Purchasers.

SECTION 1. PREPAYMENT.

         This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2. OPTIONAL CONVERSION

         (a) Right of Conversion. (i) Immediately, or, (ii) if the rules of the Nasdaq National Market or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then upon the receipt of such approvals, the Notes shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in paragraph 2(b) below, into the number of shares of Series D Preferred Stock of the Company (the "Preferred Stock") equal to the Conversion
Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount, or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall be the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $5.00, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 2000 shares of Preferred Stock per $10,000 of Conversion Amount.


                              Page 39 of 99 Pages

         (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Preferred Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Preferred Stock are to be issued. The Corporation will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

         The Corporation shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Preferred Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Preferred Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Preferred Stock on such date; provided, however, that the Corporation shall not be required to convert any Notes while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

         All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

         (c) Protection From Dilution. (i) If, at any time or from time to time after the date of this Note, the Company shall issue or distribute to the holders of shares of Preferred Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable solely to holders of Preferred Stock in shares of Preferred Stock, referred to in Subsection (c)(ii), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Preferred Stock and the denominator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution. An adjustment made pursuant to this Subsection 2(a) shall become effective immediately after the record date of any such Special Dividend. The then "CURRENT MARKET PRICE PER SHARE OF PREFERRED STOCK" shall equal the then Current Market Price multiplied by the then effective "conversion rate" (as defined and used in the Certificate of Designation for the Series D Preferred Stock).

The then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors.

         (ii) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Preferred Stock, (ii) subdivide its outstanding shares of Preferred Stock into a greater number of shares, (iii) combine its outstanding shares of Preferred Stock into a smaller number of shares or (iv) issue by


                              Page 40 of 99 Pages
reclassification of its Preferred Stock any shares of capital stock of the Company (other than the Conversion Shares), the Conversion Price shall be proportionately adjusted so that the Notes shall be convertible into a number and kind of securities which the holders would have been entitled to receive after any such event had they converted the Notes immediately prior thereto. An adjustment made pursuant to this Subsection 2(c)(ii) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (iii) Except as provided in Subsections (c)(i) and (c)(iv), in case the Company shall hereafter issue or sell any Preferred Stock, any securities convertible into Preferred Stock, any rights, options or warrants to purchase Preferred Stock or any securities convertible into Preferred Stock, in each case for a price per share or entitling the holders thereof to purchase Preferred Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Preferred Stock issuable upon exercise or conversion of such securities) which is less than either the then Current Market Price Per Share of Preferred Stock in effect on the date of such issuance or sale or the Conversion Price, the Conversion Price shall be adjusted as of the date of such issuance or sale by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price Per Share of Preferred Stock or the current Conversion Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities.

         (iv) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as a entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Note shall have the right thereafter to receive on the conversion of this Note the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Note been converted immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interests thereafter of the Holder of this Note to the end that the provisions set forth in this Section 2 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the Note. The above provisions of this Subsection (c)(iv) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Note to be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Notes not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (v) In case any event shall occur as to which the other provisions of this Section 2 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the conversion rights represented by this Note in accordance with the essential intent and principles hereof then, in each such case, the Holders of Notes may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the conversion rights. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Note and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.


                              Page 41 of 99 Pages

(vi) For purposes of the anti-dilution protection contained in this Section (c), at all times following the conversion of all shares of Preferred Stock into shares of Common Stock, the term Preferred Stock shall be read to be Common Stock, context permitting, so that the anti-dilution provisions will continue to protect the conversion rights represented by this Note after the conversion of all the Preferred Stock into the Common Stock in accordance with the essential intent and principles of this Section 3 (it being understood that prior to such conversion, the anti-dilution provisions of the Preferred Stock underlying this Note shall be applicable to any dilutive events with respect to the Common Stock and protect the Holder from dilution of the Common Stock).

         (d) Reservation of Shares; Transfer Taxes; Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Preferred Stock, solely for the purpose of effecting the conversion of the Notes, such number of shares of its Preferred Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Preferred Stock if at any time the number of shares of Preferred Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

         The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Preferred Stock on conversion of the Notes. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Preferred Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

         (e) Prior Notice of Certain Events. In case:

               (i) the Corporation shall declare any dividend (or any other distribution); or

               (ii) the Corporation shall authorize the granting to the holders of Preferred Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

               (iii) of any reclassification of Preferred Stock (other than a subdivision or combination of the outstanding Preferred Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

               (iv) of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Preferred Stock is converted into other securities, cash or other property; or

               (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Preferred Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Preferred Stock of record shall be entitled to exchange their shares of Preferred Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such


                              Page 42 of 99 Pages
notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

         (f) Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

         The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.

SECTION 3. DEFAULT CONVERSION.

         (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert up to the lesser of
(i) the then outstanding principal amount of this Note or (ii) 10% of the original principal amount of this Note, into the number of shares of Common Stock of the Company ("Common Stock"), equal to the amount converted by the Noteholder upon such Event of Default (the "Default Conversion Amount") divided by $.001 (the "Default Conversion Price"). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

         (b) To exercise the Default Conversion Right, the Holder, on or before the 60th day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

         (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.

         (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.


                              Page 43 of 99 Pages

         (f) The Company shall at all times following the Issuance Date, reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Default Conversion Right, such number of shares of Common Stock as shall, from time to time, be sufficient for the exercise of the Default Conversion Right in full. The Company covenants that all shares of Common Stock issuable upon exercise of the Default Conversion Right shall be validly issued, fully paid and nonassessable.

         (g) The anti-dilution protections set forth in Section 2(c) hereof shall apply as well to the Default Conversion Right and the adjustment of the Default Conversion Price hereunder, provided, however, that for purposes of such application all appropriate references to Preferred Stock shall be read as references to Common Stock and all references to the Conversion Price shall be read as references to the Default Conversion Price, so as to give the Default Conversion Rights, as nearly as practicable, the anti-dilution and other protections provided for in section 2(c) with respect to the Optional Conversion Right.

SECTION 4. FRACTIONAL SHARES.

         (a) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of the Optional or Default Conversion Right.


SECTION 5. AFFIRMATIVE COVENANTS OF THE COMPANY.

         The Company covenants and agrees that until the payment in full of this Note, the Company shall:

         (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

         (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.7 of the Note and Warrant Purchase Agreement between the Company and various purchasers dated the date hereof (the "Purchase Agreement")

         (c)  Reports.  Furnish  to the  Holder,  at the time  furnished  to the
Company's   stockholders,   reports   furnished   generally  to  the   Company's
stockholders, and copies of Current Reports on Form 8-K.

         (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.

         (e) Authorization of Stock Issuable Upon Conversion. No later than the Maturity Date, authorize and reserve a sufficient number of its shares for exercise of the Default Conversion Right.


SECTION 6. NEGATIVE COVENANTS OF THE COMPANY.

         The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

         (a) Indebtedness. Incur, create, assume or permit to exist any indebtedness except (i) indebtedness represented by the Notes, (ii) indebtedness which by its terms is subordinated to the Notes in an amount less than $25,000 in the aggregate (iii) indebtedness in an amount less than fifty thousand dollars ($50,000) incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Holder on or prior to the date hereof, but not any extensions, renewals or replacements of such indebtedness;


                              Page 44 of 99 Pages

         (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

         (c) Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

         (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

         (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.15 of the Note and Warrant Agreement.

         (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.


SECTION 7. EVENTS OF DEFAULT DEFINED.

         The following shall each constitute an "Event of Default" hereunder:

         (a) the failure of the Company to make any payment of principal of or interest on this Note when due and payable;

         (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

         (c) if the Company shall:

               (1) admit in writing its inability to pay its debts generally as they become due,

               (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act,

               (3) make an assignment for the benefit of its creditors,

               (4) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property,


                              Page 45 of 99 Pages

               (5) on a petition in bankruptcy filed against, be adjudicated a bankrupt, or

               (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

         (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty (30) days from the date of entry thereof;

         (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

         (f) the liquidation, dissolution or winding up of the Company;

         (g) the failure of the shareholders to authorize and approve the issuance of these Notes or the issuance of the shares of Series D Preferred Stock underlying these Notes, the Bridge Warrants or the New Warrants (as such terms are defined in the Purchase Agreement), or any Common Stock underlying the foregoing to the extent such authorization is necessary pursuant to the rules of the Nasdaq National Market or any other applicable law, rule or regulation.

         (h) A default or event of default which remains uncured following any applicable cure period under the Security Agreement; or

         (i) A final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or


SECTION 8. REMEDIES UPON EVENT OF DEFAULT.

         (a) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

         (b) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.


SECTION 9. NOTE REGISTER.

         (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for the registration and transfer of this Note.


                              Page 46 of 99 Pages

         (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

         (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this
Note in lieu of which such new Note is made and delivered.


SECTION 10. REGISTRATION UNDER SECURITIES ACT OF 1933.

         The Holder of this Note shall have  registration  rights as provided in
Section 8 of the Purchase Agreement, with respect to the shares of Common Stock underlying the Series D Preferred Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.


SECTION 11. MISCELLANEOUS.

         (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.

         (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 9(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

         (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

         (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.


                              Page 47 of 99 Pages

         (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

         (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

         (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

                  If to the Holder:         At the address shown on Schedule A
                                            attached hereto.

                  with a copy to:           Paramount Capital, Inc.
                                            787 Seventh Avenue
                                            New York, NY  10019
                                            Attn: David R. Walner

                  If to the Company:        Genta Incorporated
                                            3350 General Atomics Court
                                            San Diego, CA 92121
                                            Attention: Chief Executive Officer

         (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

         (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement dated the date hereof between the Company and certain purchasers of the Senior Secured Convertible Bridge Notes and the holder of this
Note is entitled to the benefits of such Purchase Agreement and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.


                                 Page 48 of 99 Pages

         IN WITNESS WHEREOF, this Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representative of the Company.


ATTEST:                               GENTA INCORPORATED


                                      By: /s/ Thomas H. Adams
-----------------------                   -----------------------
                                      Name: Dr. Thomas H. Adams
                                      Its: President and Chief Executive Officer



(Corporate Seal)


                                 Page 49 of 99 Pages

                                    EXHIBIT G

THIS NOTE IS NOT TRANSFERABLE WITHOUT THE EXPRESS WRITTEN CONSENT OF GENTA INCORPORATED, (THE "COMPANY"). THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.


                               GENTA INCORPORATED

                                                                          No.B-2
                     SENIOR SECURED CONVERTIBLE BRIDGE NOTE

$1,950,000                                                    New York, New York
                                                              January 28, 1997

         Genta Incorporated, a Delaware corporation, (the "Company"), for value received, hereby promises to pay to THE ARIES TRUST (the "Holder"), or registered assigns, the principal sum of ONE MILLION NINE HUNDRED FIFTY THOUSAND DOLLARS ($1,950,000), with interest from the date of issuance of this Senior Secured Convertible Bridge Note on the unpaid principal balance at a rate equal to twelve percent (12%) per annum, on the earlier of (a) June 30, 1997 and (b) five (5) business days following the completion of any equity offering or series of equity offerings with gross proceeds in excess of $2,500,000 (the "Maturity Date"). Payment shall be made at such place as designated by the Holder upon surrender of this Senior Secured Convertible Bridge Note, and shall be in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. This Senior Secured Convertible Bridge Note is one of a duly authorized issue of Genta Incorporated 12% Senior Convertible Bridge Notes in an aggregate principal amount of $3,000,000 (individually a "Note" and collectively the "Notes") issued pursuant to a Note and Warrant Purchase Agreement of even date herewith between the Company and the Holder (the "Purchase Agreement"). The Senior Secured Convertible Bridge Notes shall be senior to all other indebtedness of the Company ("Other Indebtedness") and all Other Indebtedness shall be subordinated to the Senior Bridge Notes. These Notes are secured pursuant to the Security Agreement dated as of January 28, 1997 by and between the Company, Paramount Capital, Inc. and the Purchasers.

SECTION 1. PREPAYMENT.

         This Note (including interest accrued on the principal hereof) may be prepaid by the Company, at any time without penalty or premium provided that the Company shall provide the holders of the Notes with at least 30 days prior written notice of prepayment, and prior to such prepayment, the holders of the Notes shall have the opportunity to exercise their optional conversion rights pursuant to Section 2 hereof.

SECTION 2. OPTIONAL CONVERSION

         (a) Right of Conversion. (i) Immediately, or, (ii) if the rules of the Nasdaq National Market or any other law or regulation, require the approval of the shareholders of the Company to permit convertibility of the Notes, then upon the receipt of such approvals, the Notes shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in paragraph 2(b) below, into the number of shares of Series D Preferred Stock of the Company (the "Preferred Stock") equal to the Conversion
Amount divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the Liquidation Amount, or in the case of a partial conversion, such lesser amount as designated by the converting holder. The Liquidation Amount shall be the aggregate principal value of the Notes held by such Holder plus any accrued and unpaid interest. The Conversion Price shall initially be $5.00, subject to adjustment as provided below, representing an initial conversion rate (subject to adjustment) of 2000 shares of Preferred Stock per $10,000 of Conversion Amount.


                              Page 50 of 100 Pages

         (b) Conversion Procedures. Any holder of Notes desiring to convert such Notes into Preferred Stock shall surrender the Notes at the offices of the Company, which Notes shall be accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such Notes and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Preferred Stock are to be issued. The Corporation will make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

         The Corporation shall deliver to the holder converting the Notes, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Preferred Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the Notes and the person or persons entitled to receive the Preferred Stock deliverable upon conversion of such Notes shall be treated for all purposes as the record holder or holders of such Preferred Stock on such date; provided, however, that the Corporation shall not be required to convert any Notes while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Notes for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date.

         All notices of conversion shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to paragraph 2(e) hereof, a holder of Notes may, at its election, provide in its notice of conversion that the conversion of its Notes shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

         (c) Protection From Dilution. (i) If, at any time or from time to time after the date of this Note, the Company shall issue or distribute to the holders of shares of Preferred Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable solely to holder of Preferred Stock in shares of Preferred Stock, referred to in Subsection (c)(ii), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Conversion Price shall be adjusted by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Preferred Stock and the denominator of which shall be the then Current Market Price Per Share of Preferred Stock in effect on the record date of such issuance or distribution. An adjustment made pursuant to this Subsection 2(a) shall become effective immediately after the record date of any such Special Dividend. The then "CURRENT MARKET PRICE PER SHARE OF PREFERRED STOCK" shall equal the then Current Market Price multiplied by the then effective "conversion rate" (as defined and used in the Certificate of Designation for the Series D Preferred Stock).

The then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors.


                              Page 51 of 99 Pages

         (ii) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Preferred Stock, (ii) subdivide its outstanding shares of Preferred Stock into a greater number of shares, (iii) combine its outstanding shares of Preferred Stock into a smaller number of shares or (iv) issue by reclassification of its Preferred Stock any shares of capital stock of the Company (other than the Conversion Shares), the Conversion Price shall be proportionately adjusted so that the Notes shall be convertible into a number and kind of securities which the holders would have been entitled to receive after any such event had they converted the Notes immediately prior thereto. An adjustment made pursuant to this Subsection 2(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (iii) Except as provided in Subsections (c)(i) and (c)(iv), in case the Company shall hereafter issue or sell any Preferred Stock, any securities convertible into Preferred Stock, any rights, options or warrants to purchase Preferred Stock or any securities convertible into Preferred Stock, in each case for a price per share or entitling the holders thereof to purchase Preferred Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Preferred Stock issuable upon exercise or conversion of such securities) which is less than either the then Current Market Price Per Share of Preferred Stock in effect on the date of such issuance or sale or the Conversion Price, the Conversion Price shall be adjusted as of the date of such issuance or sale by multiplying the Conversion Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price Per Share of Preferred Stock or the current Conversion Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities.

         (iv) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as a entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Note shall have the right thereafter to receive on the conversion of this Note the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Note been converted immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 2 with respect to the rights and interests thereafter of the Holder of this Note to the end that the provisions set forth in this Section 2 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the Note. The above provisions of this Subsection (c)(iv) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Note to be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Notes not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (v) In case any event shall occur as to which the other provisions of this Section 2 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the conversion rights represented by this Note in accordance with


                              Page 52 of 99 Pages
the essential intent and principles hereof then, in each such case, the Holders of Notes may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the conversion rights. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Note and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (vi) For purposes of the anti-dilution protection contained in this Section (c), at all times following the conversion of all shares of Preferred Stock into shares of Common Stock, the term Preferred Stock shall be read to be Common Stock, context permitting, so that the anti-dilution provisions will continue to protect the conversion rights represented by this Note after the conversion of all the Preferred Stock into the Common Stock in accordance with the essential intent and principles of this Section 3 (it being understood that prior to such conversion, the anti-dilution provisions of the Preferred Stock underlying this Note shall be applicable to any dilutive events with respect to the Common Stock and protect the Holder from dilution of the Common Stock).

         (d) Reservation of Shares; Transfer Taxes; Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Preferred Stock, solely for the purpose of effecting the conversion of the Notes, such number of shares of its Preferred Stock free of preemptive rights as shall be sufficient to effect the conversion of all Notes from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Preferred Stock if at any time the number of shares of Preferred Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding Notes.

         The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Preferred Stock on conversion of the Notes. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Preferred Stock (or other securities or assets) in a name other than that in which the Notes so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

         (e) Prior Notice of Certain Events. In case:

               (i) the Corporation shall declare any dividend (or any other distribution); or

               (ii) the Corporation shall authorize the granting to the holders of Preferred Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

               (iii) of any reclassification of Preferred Stock (other than a subdivision or combination of the outstanding Preferred Stock, or a change in par value, or from par value to no par value, or from no par value to par value); or

               (iv) of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Preferred Stock is converted into other securities, cash or other property; or

               (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then the Corporation shall cause to be mailed to the holders of Notes, at their last addresses as they shall appear upon the books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of


                              Page 53 of 99 Pages

Preferred Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other liquidation event is expected to become effective, the date as of which it is expected that holders of Preferred Stock of record shall be entitled to exchange their shares of Preferred Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other liquidation event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

         (f) Other Changes in Conversion Rate. The Corporation from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the Conversion Rate is so increased, the Corporation shall mail to holders of record of Notes a notice of the increase at least 15 days before the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period it will be in effect.

         The Corporation may make such increases in the Conversion Rate, in addition to those required or allowed by this paragraph 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes.


SECTION 3. DEFAULT CONVERSION.

         (a) If this Note and all accrued interest shall not have been paid in full on or before the Maturity Date or upon the occurrence of an Event of Default (as defined in Section 7 hereof), the Holder shall have the right (the "Default Conversion Right"), in addition to any other available remedies set forth in Section 8 hereof or at law or in equity, to convert up to the lesser of
(i) the then outstanding principal amount of this Note or (ii) 10% of the original principal amount of this Note, into the number of shares of Common Stock of the Company ("Common Stock"), equal to the amount converted by the Noteholder upon such Event of Default (the "Default Conversion Amount") divided by $.001 (the "Default Conversion Price"). Upon conversion, the Company shall pay all accrued and unpaid interest on the Default Conversion Amount.

         (b) To exercise the Default Conversion Right, the Holder, on or before the 60th day after the Maturity Date, but before payment in full of the then outstanding principal and interest under this Note, shall deliver to the Company, at its office at as set forth in section 11, or at such other place as is designated in writing by the Company, a notice (the "Conversion Notice") stating that the Holder is exercising the Default Conversion Right, the Default Conversion Amount and the name or names in which the Holder wishes the certificates for shares of Common Stock to be issued.

         (c) To the extent permitted by applicable law, upon exercise of the Default Conversion Right, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise (the "Conversion Shares"), notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Conversion Shares shall not then have been actually delivered to the Holder. As soon as practicable and in any event within five (5) days after exercise of the Default Conversion Right, the Company shall issue and deliver to the Holder a certificate or certificates evidencing the Conversion Shares registered in the name of the Holder or its designee, provided that the Company may require the holder, by notice given to the Holder promptly after receipt of the Conversion Notice, as a condition to the delivery of such certificate or certificates, to present this Note to the Company for the placement hereon of a legend indicating that the Default Conversion Right has been exercised to the extent of the Default Conversion Amount, and this Note (unless thereby paid in full) shall be immediately returned to the Holder.


                              Page 54 of 99 Pages

         (d) The issuance of any shares or other securities upon the exercise of the Default Conversion Right, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

         (e) The Holder shall not have, solely on account of such status as a Holder of this Note, any rights of a stockholder of the Company, either at law or in equity, or any notice of meetings of stockholders or of any other proceedings of the Company except as provided in this Note.

         (f) The Company shall at all times following the Issuance Date, reserve and keep available out of its authorized and unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Default Conversion Right, such number of shares of Common Stock as shall, from time to time, be sufficient for the exercise of the Default Conversion Right in full. The Company covenants that all shares of Common Stock issuable upon exercise of the Default Conversion Right shall be validly issued, fully paid and nonassessable.

         (g) The anti-dilution protections set forth in Section 2(c) hereof shall apply as well to the Default Conversion Right and the adjustment of the Default Conversion Price hereunder, provided, however, that for purposes of such application all appropriate references to Preferred Stock shall be read as references to Common Stock and all references to the Conversion Price shall be read as references to the Default Conversion Price, so as to give the Default Conversion Rights, as nearly as practicable, the anti-dilution and other protections provided for in section 2(c) with respect to the Optional Conversion Right.


SECTION 4. FRACTIONAL SHARES.

         (a) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of the Optional and Default Conversion Right. If any fraction of a share would be issuable on any exercise of the Optional or Default Conversion Right (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the closing price for the Common Stock on the trading date immediately preceding the date of exercise of the Optional or Default Conversion Right.


SECTION 5. AFFIRMATIVE COVENANTS OF THE COMPANY.

         The Company covenants and agrees that until the payment in full of this Note, the Company shall:

         (a) Existence; Business. (i) Preserve, renew and keep in full force and effect its legal existence and (ii) obtain, preserve, renew, extend and keep in full force and effect the licenses, permits, authorizations, patents, trademarks and trade names material to its business.

         (b) Use of Proceeds. Use the proceeds of the Notes of this issue solely as set forth in Section 7.7 of the Note and Warrant Purchase Agreement between the Company and various purchasers dated the date hereof (the "Purchase Agreement")

         (c)  Reports.  Furnish  to the  Holder,  at the time  furnished  to the
Company's   stockholders,   reports   furnished   generally  to  the   Company's
stockholders, and copies of Current Reports on Form 8-K.

         (d) Notice of Events of Default. Furnish to the Holder prompt written notice of any Event of Default, specifying the nature and extent thereof and corrective action, if any, proposed to be taken with respect thereto.


                              Page 55 of 99 Pages

         (e) Authorization of Stock Issuable Upon Conversion. No later than the Maturity Date, authorize and reserve a sufficient number of its shares for exercise of the Default Conversion Right.


SECTION 6. NEGATIVE COVENANTS OF THE COMPANY.

         The Company covenants and agrees with the Holder that until the payment in full of this Note, the Company shall not:

         (a) Indebtedness. Incur, create, assume or permit to exist any indebtedness except (i) indebtedness represented by the Notes, (ii) indebtedness which by its terms is subordinated to the Notes in an amount less than $25,000 in the aggregate (iii) indebtedness in an amount less than fifty thousand dollars ($50,000) incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Holder on or prior to the date hereof, but not any extensions, renewals or replacements of such indebtedness;

         (b) Liens. Create, incur, assume or permit to exist any lien on any property or assets (including stock or other securities of any person) now owned or hereafter acquired by the Company, except (i) liens for taxes not yet due or which are being contested by appropriate proceedings; (ii) carriers', warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and securing obligations that are not due or which are being contested; or (iii) liens of attachments, judgments or awards against the Company (X) which could not reasonably be expected to have an adverse material effect on the Company or (Y) with respect to which an appeal or proceeding for review shall be pending or a stay of execution shall have been obtained, or which are otherwise being contested in good faith and by appropriate proceedings, or (iv) purchase money liens, equipment leases and financings incurred in the ordinary course of business.

         (c) Sale and Lease-Back Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent (including intellectual property), lease or license such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

         (d) Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into or consolidate with any other person, or permit any other person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or a substantial part of its assets (whether now owned or hereafter acquired) or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or a substantial part of the assets of any other person.

         (e) Dividends and Distributions. Declare or pay, directly or indirectly, any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any shares of its capital stock or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose, except as permitted by Section 7.15 of the Note and Warrant Agreement.

         (f) No Impairment. By amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Note against impairment.


SECTION 7. EVENTS OF DEFAULT DEFINED.

         The following shall each constitute an "Event of Default" hereunder:


                              Page 56 of 99 Pages

         (a) the failure of the Company to make any payment of principal of or interest on this Note when due and payable;

         (b) the failure of the Company to observe or perform any covenant in this Note or in the Purchase Agreement, and such failure shall have continued unremedied for a period of five (5) days;

         (c) if the Company shall:

               (1) admit in writing its inability to pay its debts generally as they become due,

               (2) file a petition in bankruptcy or a petition to take advantage of any insolvency act,

               (3) make an assignment for the benefit of its creditors,

               (4) consent to the appointment of a receiver of itself or of the whole or any substantial part of its property,

               (5) on a petition in bankruptcy filed against, be adjudicated a bankrupt, or

               (6) file a petition or answer seeking reorganization or arrangement under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any state thereof;

         (d) if a court of competent jurisdiction shall enter an order, judgment or decree appointing, without the consent of the Company, a receiver of the Company or of the whole or any substantial part of its property, or approving a petition filed against it seeking reorganization or arrangement of the Company under the federal bankruptcy laws or any other applicable law or statute of the United States of America or any State thereof, and such order, judgment or decree shall not be vacated or set aside or stayed within thirty (30) days from the date of entry thereof;

         (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the Company or the whole or any substantial part of its property and such custody or control shall not be terminated or stayed within thirty (30) days from the date of assumption of such custody or control;

         (f) the liquidation, dissolution or winding up of the Company;

         (g) the failure of the shareholders to authorize and approve the issuance of these Notes or the issuance of the shares of Series D Preferred Stock underlying these Notes, the Bridge Warrants or the New Warrants (as such terms are defined in the Purchase Agreement), or any Common Stock underlying the foregoing to the extent such authorization is necessary pursuant to the rules of the Nasdaq National Market or any other applicable law, rule or regulation.

         (h) A default or event of default which remains uncured following any applicable cure period under the Security Agreement;

         (i) A final judgment or judgments for the payment of money in excess of $1,000,000 in the aggregate shall be rendered by one or more courts, administrative or arbitral tribunals or other bodies having jurisdiction against the Company and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 30 days from the date of entry thereof and the Company shall not, within such 30-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or

SECTION 8. REMEDIES UPON EVENT OF DEFAULT.


                              Page 57 of 99 Pages

         (a) Upon the occurrence of an Event of Default, (i) the entire principal amount of, and all accrued and unpaid interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company and (ii) additional interest shall begin to accrue, and shall be considered immediately due and payable, on the unpaid principal amount of this Note at the rate of eighteen percent (18%) per annum and shall continue to accrue until the initial interest and additional interest is paid. In addition, the Holder may take any action available to it under the Purchase Agreement or at law or in equity or by statute or otherwise.

         (b) No remedy herein conferred upon the Holder of this Note is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.


SECTION 9. NOTE REGISTER.

         (a) The Company shall keep at its principal executive office a register (herein sometimes referred to as the "Note Register"), in which, subject to such reasonable regulations as it may prescribe, but at its expense (other than transfer taxes, if any), the Company shall provide for the registration and transfer of this Note.

         (b) Whenever this Note shall be surrendered at the principal executive office of the Company for transfer or exchange, accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed by the Holder hereof or his attorney duly authorized in writing, the Company shall execute and deliver in exchange therefor a new Note or Notes, as may be requested by such Holder, in the same aggregate unpaid principal amount and payable on the same date as the principal amount of the Note or Notes so surrendered; each such new Note shall be dated as of the date to which interest has been paid on the unpaid principal amount of the Note or Notes so surrendered and shall be in such principal amount and registered in such name or names as such Holder may designate in writing.

         (c) Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note and of indemnity reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note (in case of mutilation) the Company will make and deliver in lieu of this Note a new Note of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on the unpaid principal amount of this
Note in lieu of which such new Note is made and delivered.


SECTION 10. REGISTRATION UNDER SECURITIES ACT OF 1933.

         The Holder of this Note shall have  registration  rights as provided in
Section 8 of the Purchase Agreement, with respect to the shares of Common Stock underlying the Series D Preferred Stock issuable upon conversion of the Notes pursuant to the Optional and Default Conversion Right. If the Holder is not a party to the Purchase Agreement, by acceptance of this Note, the Holder agrees to comply with provisions of Section 8 of the Purchase Agreement to the same extent as if it were a party thereto.


SECTION 11. MISCELLANEOUS.

         (a) Amendments and Waivers. The holders of sixty-six and two-thirds percent (66 2/3%) or more in principal amount of outstanding Notes of this issue may waive or otherwise consent to the amendment of any of the provisions hereof, provided that no such waiver or amendment may reduce the principal amount of or interest on any of the Notes of this issue or change the stated maturity of the principal or reduce the percentage of holders of Notes of this issue necessary to waive or amend the provisions of this Note, without the consent of each holder of any Note affected thereby.


                              Page 58 of 99 Pages

         (b) Restrictions on Transferability. In addition to the restrictions set forth in Section 9(a) of this Note, the securities represented by this Note have been acquired for investment and have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction. Without such registration, such securities may not be sold, pledged, hypothecated or otherwise transferred, except pursuant to exemptions from the Securities Act of 1933, and the securities laws of any state or other jurisdiction. Notwithstanding the above, the holder of this Note has been provided the registration rights contained in Section 8 of the Purchase Agreement with respect to the shares of the Company's Common Stock which may be acquired upon exercise of the Optional and Default Conversion Right.

         (c) Forbearance from Suit. No holder of Notes of this issue shall institute any suit or proceeding for the enforcement of the payment of principal or interest unless the holders of at least fifty-one percent (51%) in principal amount of all of the outstanding Notes of this issue join in such suit or proceeding.

         (d) Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, excluding the body of law relating to conflict of laws. Notwithstanding anything to the contrary contained herein, in no event may the effective rate of interest collected or received by the Holder exceed that which may be charged, collected or received by the Holder under applicable law.

         (e) Interpretation. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

         (f) Successors and Assigns. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

         (g) Notices. All notices, requests, consents and demands shall be made in writing and shall be mailed postage prepaid, or delivered by hand, to the Company or to the Holder thereof at their respective addresses set forth below or to such other address as may be furnished in writing to the other party hereto:

                  If to the Holder:         At the address shown on Schedule A
                                            attached hereto.

                  with a copy to:           Paramount Capital, Inc.
                                            787 Seventh Avenue
                                            New York, NY  10019
                                            Attn: David R. Walner

                  If to the Company:        Genta Incorporated
                                            3350 General Atomics Court
                                            San Diego, CA 92121
                                            Attention: Chief Executive Officer

         (h) Saturdays, Sundays, Holidays. If any date that may at any time be specified in this Note as a date for the making of any payment of principal or interest under this Note shall fall on Saturday, Sunday or on a day which in New York shall be a legal holiday, then the date for the making of that payment shall be the next subsequent day which is not a Saturday, Sunday or legal holiday.

         (i) Purchase Agreement. This Note is subject to the terms contained in the Purchase Agreement dated the date hereof between the Company and certain purchasers of the Senior Secured Convertible Bridge Notes and the holder of this
Note is entitled to the benefits of such Purchase Agreement and may, in addition to any rights hereunder, enforce the agreements of the Company contained therein and exercise the remedies provided for thereby or otherwise available in respect thereof.


                              Page 59 of 99 Pages

         IN WITNESS WHEREOF, this Note has been executed and delivered as a sealed instrument on the date first above written by the duly authorized representative of the Company.


ATTEST:                             GENTA INCORPORATED


                                    By: /s/Thomas H. Adams
--------------------                    -------------------------
                                    Name: Dr. Thomas H. Adams
                                    Its: President and Chief Executive Officer



(Corporate Seal)


                              Page 60 of 99 Pages

                                    EXHIBIT H

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


              Class A Bridge Warrant for the Purchase of Shares of
                                  Common Stock


No. CA-1                                                        2,730,000 Shares


         FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND, LP or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), 2,730,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $0.001 per share of Common Stock for an aggregate exercise price of TWO THOUSAND SEVEN HUNDRED AND THIRTY DOLLARS ($2,730.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

         1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

         (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.


                               Page 61 of 99 Pages

         2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

         3. PROTECTION AGAINST DILUTION.

         (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional


                               Page 62 of 99 Pages
shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

         (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

         (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.


                               Page 63 of 99 Pages

         (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

         4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in
Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

         5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books


                               Page 64 of 99 Pages
at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

          (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

          (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

         9. OPTIONAL CONVERSION. Each warrant shall be convertible into a New Warrant (as hereinafter defined) on a one for one basis. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price equal to the lesser of (a) $0.15, and
(b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days immediately succeeding the date of the Required Shareholder Approval, if any (the "Approval Date"), or (ii) the five (5) consecutive trading days preceding the Approval Date if any. Other than the exercise price, the New Warrants shall have the same terms as the Class A Warrants. To the extent that there is no Required Shareholder Approval necessary the foregoing clause (b) shall ignored.

         Notwithstanding the foregoing, the New Warrants' exercise price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the New Warrants. In such event the New Warrants exercise price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

         "Required Shareholder Approval" shall mean the authorization and approval by the holders of the Common Stock of the Company of the issuance of the shares of Common Stock underlying the Company's Senior Secured Convertible Bridge Notes, to the extent such authorization is required pursuant to the rules of the Nasdaq National Market or any other statute, rule or regulation.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.


                                 Page 65 of 99 Pages

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this January 28, 1997


                                        GENTA INCORPORATED



                                        By: /s/Thomas H. Adams
                                            ----------------------
                                               Name: Thomas H. Adams
                                               Title:    Chairman


ATTEST:


/s/
--------------------
     Secretary



[Corporate Seal]


                                 Page 66 of 99 Pages

                                  SUBSCRIPTION

         The   undersigned,   ____________________________,   pursuant   to  the
provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                    Signature:_____________________________

                                         Address:_______________________________


                                   ASSIGNMENT

         FOR  VALUE  RECEIVED   _______________________________________   hereby
sells,  assigns and  transfers  unto  _____________________________________  the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:_____________________________

                                         Address:______________________________


                               PARTIAL ASSIGNMENT

         FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:___________________________

                                         Address:_____________________________


                                 Page 67 of 99 Pages

                                    EXHIBIT I

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


              Class A Bridge Warrant for the Purchase of Shares of
                                  Common Stock


No. CA-2                                                        5,070,000 Shares


         FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES TRUST or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), 5,070,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price of $0.001 per share of Common Stock for an aggregate exercise price of FIVE THOUSAND SEVENTY DOLLARS ($5,070.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

          1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

         (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.


                               Page 68 of 99 Pages

         2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

         3. PROTECTION AGAINST DILUTION.

         (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional


                               Page 69 of 99 Pages
shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

         (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

         (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.


                               Page 70 of 99 Pages

         (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

         4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in
Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

         5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books


                               Page 71 of 99 Pages
at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

          (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

          (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

         9. OPTIONAL CONVERSION. Each warrant shall be convertible into a New Warrant (as hereinafter defined) on a one for one basis. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price equal to the lesser of (a) $0.15, and
(b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days immediately succeeding the date of the Required Shareholder Approval, if any (the "Approval Date"), or (ii) the five (5) consecutive trading days preceding the Approval Date, if any. Other than the exercise price, the New Warrants shall have the same terms as the Class A Warrants. To the extent that there is no Required Shareholder Approval necessary the foregoing clause (b) shall be ignored.

         Notwithstanding the foregoing, the New Warrants' exercise price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the New Warrants. In such event the New Warrants exercise price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

         "Required Shareholder Approval" shall mean the authorization and approval by the holders of the Common Stock of the Company of the issuance of the shares of Common Stock underlying the Company's Senior Secured Convertible Bridge Notes, to the extent such authorization is required pursuant to the rules of the Nasdaq National Market or any other statute, rule or regulation.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.


                               Page 72 of 99 Pages

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this January 28, 1997


                                          GENTA INCORPORATED



                                          By: /s/Thomas H. Adams
                                              ----------------------
                                                  Name: Thomas H. Adams
                                                  Title:    Chairman


ATTEST:


/s/
--------------------
     Secretary



[Corporate Seal]


                                 Page 73 of 99 Pages

                                  SUBSCRIPTION

         The   undersigned,   ____________________________,   pursuant   to  the
provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                    Signature:_____________________________

                                         Address:_______________________________


                                   ASSIGNMENT

         FOR  VALUE  RECEIVED   _______________________________________   hereby
sells,  assigns and  transfers  unto  _____________________________________  the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:_____________________________

                                         Address:______________________________


                               PARTIAL ASSIGNMENT

         FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:___________________________

                                         Address:_____________________________


                               Page 74 of 99 Pages

                                    EXHIBIT J

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


              Class B Bridge Warrant for the Purchase of Shares of
                                  Common Stock


No. CB-1                                                        4,270,000 Shares


         FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES DOMESTIC FUND, LP, or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), 4,270,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price equal to $.55 per share of Common Stock for an aggregate exercise price of TWO MILLION THREE HUNDRED FORTY EIGHT THOUSAND FIVE HUNDRED DOLLARS ($2,348,500.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

         1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

         (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided


                               Page 75 of 99 Pages
that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

         2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

         3. PROTECTION AGAINST DILUTION.

         (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the number of shares to be delivered upon exercise of any share of this Warrant will be appropriately increased so that each Warrant holder thereafter will be entitled to receive the number of Common Shares that such holder would have owned immediately following such action had such Warrant been exercised immediately prior thereto, and the Per Share Exercise Price will be appropriately adjusted. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or


                               Page 76 of 99 Pages
securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

         (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

         (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or


                               Page 77 of 99 Pages
exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

         (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

         4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in
Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

         5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act


                               Page 78 of 99 Pages
and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

          (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

          (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

         9. OPTIONAL CONVERSION. Each warrant shall be convertible into a New Warrant (as hereinafter defined) on a one for one basis. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price equal to the lesser of (a) $0.15, and
(b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days immediately succeeding the date of the Required Shareholder Approval, if any (the "Approval Date"), or (ii) the five (5) consecutive trading days preceding the Approval Date, if any. Other than the exercise price, the New Warrants shall have the same terms as the Class A Warrants. To the extent that there is no Required Shareholder Approval necessary the foregoing clause (b) shall be ignored.

         Notwithstanding the foregoing, the New Warrants' exercise price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the New Warrants. In such event the New Warrants exercise price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

         "Required Shareholder Approval" shall mean the authorization and approval by the holders of the Common Stock of the Company of the issuance of the shares of Common Stock underlying the Company's Senior Secured Convertible Bridge Notes, to the extent such authorization is required pursuant to the rules of the Nasdaq National Market or any other statute, rule or regulation.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.


                               Page 79 of 99 Pages

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this January 28, 1997


                                     GENTA INCORPORATED



                                     By: /s/Thomas H. Adams
                                         ----------------------
                                            Name: Thomas H. Adams
                                            Title:    President and CEO


ATTEST:


/s/
--------------------
     Secretary



[Corporate Seal]


                                 Page 80 of 99 Pages

                                  SUBSCRIPTION

         The   undersigned,   ____________________________,   pursuant   to  the
provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                    Signature:_____________________________

                                         Address:_______________________________


                                   ASSIGNMENT

         FOR  VALUE  RECEIVED   _______________________________________   hereby
sells,  assigns and  transfers  unto  _____________________________________  the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:_____________________________

                                         Address:______________________________


                               PARTIAL ASSIGNMENT

         FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:___________________________

                                         Address:_____________________________


                                 Page 81 of 99 Pages

                                    EXHIBIT K

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                               GENTA INCORPORATED


              Class B Bridge Warrant for the Purchase of Shares of
                                  Common Stock


No. CB-2                                                        7,930,000 Shares


         FOR VALUE RECEIVED, GENTA INCORPORATED., a Delaware corporation (the "COMPANY"), hereby certifies that THE ARIES TRUST, or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "INITIAL EXERCISE DATE"), and prior to 5:00 P.M., New York City time, on the date which is five (5) years from the date hereof (the "TERMINATION DATE"), 7,930,000 fully paid and non-assessable shares of the Common Stock, $.001 par value, of the Company ("Common Stock"), at an exercise price equal to $.55 per share of Common Stock for an aggregate exercise price of FOUR MILLION THREE HUNDRED SIXTY ONE FIVE HUNDRED DOLLARS ($4,361,500.00) (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "AGGREGATE EXERCISE PRICE"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock are subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "WARRANT SHARES." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "PER SHARE EXERCISE PRICE." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

         1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised in whole or in part, at any time by the Holder commencing on the Initial Exercise Date and prior to the Termination Date, by presentation and surrender of this Warrant, together with the duly executed subscription form attached at the end hereof, at the address set forth in subsection 8(a) hereof, together with payment, by certified or official bank check or wire transfer payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

         (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.


                               Page 82 of 99 Pages

         2. RESERVATION OF WARRANT SHARES; FULLY PAID SHARES; TAXES. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

         3. PROTECTION AGAINST DILUTION.

         (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "SPECIAL DIVIDEND"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "ISSUE PRICE"), (determined by dividing (i) the Total Consideration by (ii) the number of additional


                               Page 83 of 99 Pages
shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

         (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

         (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.


                               Page 84 of 99 Pages

         (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

         4. REGISTRATION UNDER SECURITIES ACT OF 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in
Article 8 of the Note and Warrant Purchase Agreement (the "Purchase Agreement") dated as of January 28, 1997, by and among the Company, The Aries Fund, a Cayman Island Trust, and The Aries Domestic Fund, L.P., a Delaware limited partnership) and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

         5. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books


                               Page 85 of 99 Pages
at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         6. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         7. STATUS OF HOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         8. NOTICES. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

          (a) the Company at 3550 General Atomic Corporation, San Diego, California 92121, Attention: Thomas H. Adams, or such other address as the Company has designated in writing to the Holder; or

          (b) the Holder at the address indicated in the notice provisions to the Purchase Agreement, or other such address as the Holder has designated in writing to the Company.

         9. OPTIONAL CONVERSION. Each warrant shall be convertible into a New Warrant (as hereinafter defined) on a one for one basis. "New Warrants" shall mean a new class of warrants entitling the holders thereof to purchase, at any time on or before the date which is five (5) years from the date hereof, one share of Common Stock at an exercise price equal to the lesser of (a) $0.15, and
(b) fifty percent (50%) of the average closing bid price of the Common Stock for either (i) the thirty (30) consecutive trading days immediately succeeding the date of the Required Shareholder Approval, if any (the "Approval Date"), or (ii) the five (5) consecutive trading days preceding the Approval Date, if any. Other than the exercise price, the New Warrants shall have the same terms as the Class A Warrants. To the extent that there is no Required Shareholder Approval necessary the foregoing clause (b) shall be ignored.

         Notwithstanding the foregoing, the New Warrants' exercise price shall be adjusted at the time of the Final Closing Date (as that term is defined in the Letter between Genta and Paramount Capital Inc., dated January 28, 1997) if the exercise price of the Offering Warrants (as defined below) is less than the exercise price of the New Warrants. In such event the New Warrants exercise price shall be reduced to equal 50% of the then current exercise price of the Offering Warrants (as hereafter defined). "Offering Warrants" shall mean the warrants described in paragraph 7 of the Letter between the Company and Paramount Capital, Inc. dated January 28, 1997.

         "Required Shareholder Approval" shall mean the authorization and approval by the holders of the Common Stock of the Company of the issuance of the shares of Common Stock underlying the Company's Senior Secured Convertible Bridge Notes, to the extent such authorization is required pursuant to the rules of the Nasdaq National Market or any other statute, rule or regulation.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to principles of conflicts of law thereof.


                                 Page 86 of 99 Pages

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this January 28, 1997


                                       GENTA INCORPORATED



                                       By: /s/Thomas H. Adams
                                           ----------------------
                                              Name: Thomas H. Adams
                                              Title:    Chairman


ATTEST:



--------------------
    Secretary



[Corporate Seal]


                                 Page 87 of 99 Pages

                                  SUBSCRIPTION

         The   undersigned,   ____________________________,   pursuant   to  the
provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_______________                    Signature:_____________________________

                                         Address:_______________________________


                                   ASSIGNMENT

         FOR  VALUE  RECEIVED   _______________________________________   hereby
sells,  assigns and  transfers  unto  _____________________________________  the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:_____________________________

                                         Address:______________________________


                               PARTIAL ASSIGNMENT

         FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Genta, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of Genta, Inc.


Dated:_______________                    Signature:___________________________

                                         Address:_____________________________


                              Page 88 of 99 Pages

                                    EXHIBIT L


                                                                JANUARY 28, 1997

VIA FACSIMILE
(619) 455-2712

GENTA INCORPORATED
3550 GENERAL ATOMICS COURT
SAN DIEGO, CA 92121

DEAR SIRS:

         REFERENCE IS MADE TO OUR RECENT DISCUSSIONS RELATING TO A PROPOSED OFFERING OF UNITS (THE "UNITS") CONSISTING OF SENIOR SECURED CONVERTIBLE NOTES, SERIES D PREFERRED STOCK AND WARRANTS TO BE ISSUED BY GENTA INCORPORATED (THE "COMPANY") AS HEREINAFTER DESCRIBED. BASED UPON OUR DISCUSSIONS, FINANCIAL MATERIALS WHICH YOU HAVE SUBMITTED TO US AND REPRESENTATIONS WHICH YOU HAVE MADE TO US DESCRIBING THE COMPANY AND ITS PRINCIPALS, THE PRESENT AND PROPOSED BUSINESS ACTIVITIES OF THE COMPANY AND THE COMPANY'S OPERATIONS AND FINANCIAL CONDITION, WE HEREBY CONFIRM OUR INTEREST IN ACTING AS PLACEMENT AGENT (THE "PLACEMENT AGENT"), ON A "BEST EFFORTS" BASIS, OF A PRIVATE PLACEMENT OFFERING OF THE COMPANY'S UNITS (THE "OFFERING"), UPON THE FOLLOWING BASIC TERMS AND
CONDITIONS:

         1. THE PLACEMENT AGENT WILL INTRODUCE THE COMPANY TO "ACCREDITED INVESTORS" AS DEFINED IN REGULATION D PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") FOR THE PURCHASE OF UNITS AND THE COMPANY WILL SELL DIRECTLY TO SUCH PURCHASERS A MINIMUM OF 25 UNITS (THE "MINIMUM OFFERING") AND A MAXIMUM OF 75 UNITS (THE "MAXIMUM OFFERING"), WITH AN OPTION IN FAVOR OF THE PLACEMENT AGENT TO OFFER UP TO AN ADDITIONAL 50 UNITS TO COVER OVER-ALLOTMENTS. EACH UNIT WILL CONSIST OF (A) $70,000 PRINCIPAL AMOUNT OF SENIOR SECURED CONVERTIBLE NOTES (THE "NOTES"), (B) 3000 SHARES OF SERIES D PREFERRED STOCK, STATED VALUE $10.00 PER SHARE, OF THE COMPANY (ALSO REFERRED TO HEREIN AS THE "PREFERRED STOCK") AND (C) 333,334 WARRANTS (THE "WARRANTS"). SUBJECT TO RESTRICTIONS ON TRANSFERABILITY UNDER APPLICABLE SECURITIES LAWS, THE COMPONENTS OF THE UNITS WILL BE IMMEDIATELY SEPARABLE. THE RIGHTS AND PREFERENCES OF THE PREFERRED STOCK ARE SUBSTANTIALLY AS SET FORTH IN EXHIBIT A HERETO. FOR A DESCRIPTION OF THE NOTES PLEASE REFER TO EXHIBIT B.

         2. SUBJECT TO MARKET AND OTHER CONDITIONS AT THE TIME OF THE OFFERING CONTEMPLATED HEREIN, THE UNITS WILL BE OFFERED AT $100,000 PER UNIT (THE "INITIAL OFFERING PRICE").

         3. AN ESCROW AGENT REASONABLY ACCEPTABLE TO THE COMPANY SHALL BE DESIGNATED BY THE PLACEMENT AGENT TO HOLD SUBSCRIPTIONS FOR THE BENEFIT OF CUSTOMERS PENDING THE CLOSING OF THE OFFERING. THE FINAL CLOSING DATE OF THE OFFERING WILL OCCUR NO LATER THAN SIXTY (60) DAYS FOLLOWING THE DATE OF THE
OFFERING MEMORANDUM (THE "MEMORANDUM"), SUBJECT TO EXTENSION AT THE OPTION OF THE PLACEMENT AGENT FOR AN ADDITIONAL SIXTY (60) DAYS (THE "FINAL CLOSING DATE"). IN THE EVENT THAT VALID SUBSCRIPTIONS FOR AT LEAST 25 UNITS ARE NOT RECEIVED BY THE FINAL CLOSING DATE, SUBSCRIPTIONS WILL BE RELEASED FROM ESCROW AND RETURNED TO CUSTOMERS, WITH INTEREST. UPON RECEIPT OF THE MINIMUM OFFERING AMOUNT, THE PLACEMENT AGENT MAY HOLD A CLOSING (THE "INITIAL CLOSING") AND MAY HOLD SUBSEQUENT CLOSINGS ON AN INTERIM BASIS UNTIL THE MAXIMUM OFFERING AMOUNT (INCLUDING ANY OVER-ALLOTMENT AMOUNT) HAS BEEN REACHED OR UNTIL THE FINAL CLOSING DATE, WHICHEVER IS EARLIER.

         4. PENDING COMPLETION OR TERMINATION (PURSUANT TO PARAGRAPH 9 BELOW) OF THE OFFERING, THE COMPANY AGREES THAT IT WILL NOT (A) NEGOTIATE WITH ANY OTHER PERSON OR ENTITY RELATING TO A POSSIBLE PUBLIC OR PRIVATE OFFERING OR PLACEMENT OF ITS SECURITIES OR (B) DISPOSE OF ANY ASSETS OF THE COMPANY (INCLUDING, WITHOUT LIMITATION, CREATING OR PERMITTING THE IMPOSITION OF ANY LIENS) OTHER THAN IN THE ORDINARY COURSE OF BUSINESS.


                               Page 89 of 99 Pages

         5. THE COMPANY WILL, AS SOON AS PRACTICABLE, BUT NOT LATER THAN 30 DAYS AFTER THE FINAL CLOSING DATE OR A QUALIFIED OFFERING (AS DEFINED IN EXHIBIT B),
(A) FILE A SHELF REGISTRATION STATEMENT (THE "SHELF REGISTRATION STATEMENT") WITH RESPECT TO (I) THE RESALE OF THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE PREFERRED STOCK (INCLUDING THE PREFERRED STOCK UNDERLYING THE NOTES AND THE BRIDGE NOTES), (II) THE WARRANTS AND (III) THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS (INCLUDING THE BRIDGE WARRANTS OR THE NEW WARRANTS (AS DEFINED IN EXHIBIT B), AS THE CASE MAY BE) (TOGETHER, THE "REGISTRABLE CAPITAL STOCK") WITH THE SEC AND USE ITS BEST EFFORTS TO HAVE SUCH SHELF REGISTRATION STATEMENT DECLARED EFFECTIVE BY THE SEC PRIOR TO THE DATE WHICH IS 75 DAYS AFTER THE FINAL CLOSING DATE (SUBJECT TO PENALTIES FOR FAILURE TO EFFECT SUCH REGISTRATION IN THE TIME FRAMES REQUIRED) AND (B) CAUSE SUCH SHELF REGISTRATION STATEMENT TO REMAIN EFFECTIVE UNTIL SUCH DATE AS THE HOLDERS OF THE SECURITIES HAVE COMPLETED THE DISTRIBUTION DESCRIBED IN THE SHELF REGISTRATION STATEMENT OR AT SUCH TIME THAT SUCH SHARES ARE NO LONGER, BY REASON OF RULE 144(K) UNDER THE SECURITIES ACT, REQUIRED TO BE REGISTERED FOR THE SALE THEREOF BY SUCH HOLDERS. IF REQUESTED BY THE PLACEMENT AGENT, AND IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS, THE SHELF REGISTRATION STATEMENT SHALL COVER THE DIRECT SALE OF SUCH REGISTRABLE CAPITAL STOCK TO THE HOLDERS OF SUCH
SECURITIES. THE REGISTRABLE CAPITAL STOCK WILL BE SUBJECT TO A STAGGERED "LOCK-UP" AS MAY BE DEEMED ADVISABLE BY THE PLACEMENT AGENT.

         6. THE PLACEMENT AGENT WILL RECEIVE CASH COMMISSIONS EQUAL TO 9% OF THE PRICE OF THE UNITS ISSUED IN THE OFFERING (THE "CASH COMMISSIONS"). THE PLACEMENT AGENT MAY, IN ITS DISCRETION, RETAIN OTHER PLACEMENT AGENTS, WHO SHALL BE MEMBERS IN GOOD STANDING OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. ("NASD"), TO ACT AS SELECTED DEALERS IN PLACING THE UNITS. SUCH OTHER PLACEMENT AGENTS WILL BE COMPENSATED BY THE PLACEMENT AGENT OUT OF ITS
COMMISSIONS. THE COMPANY HAS ADVISED THE PLACEMENT AGENT THAT NO PERSON IS ENTITLED, DIRECTLY OR INDIRECTLY, TO COMPENSATION FROM THE COMPANY FOR SERVICES AS A FINDER IN CONNECTION WITH THE PROPOSED OFFERING OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS LETTER OF INTENT.

         7. EACH WARRANT ENTITLES THE HOLDER THEREOF TO PURCHASE, AT ANY TIME OVER A FIVE YEAR PERIOD ONE SHARE OF COMMON STOCK AT AN EXERCISE PRICE EQUAL TO THE LESSER OF (A) $.30 PER SHARE AND (B) 50% OF THE AVERAGE CLOSING BID PRICE OF THE COMMON STOCK FOR EITHER (I) THE THIRTY CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING ANY CLOSING DATE OR (II) THE FIVE CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING ANY CLOSING DATE, WHICHEVER IS THE LOWEST. THE WARRANT EXERCISE PRICE IS SUBJECT TO ANTIDILUTION ADJUSTMENTS UNDER CERTAIN CUSTOMARY CIRCUMSTANCES, INCLUDING BELOW MARKET AND/OR EXERCISE PRICE ISSUANCES. THE WARRANTS ARE SUBJECT TO REDEMPTION BY THE COMPANY AT $.01 PER SHARE FOR EACH SHARE SUBJECT TO EACH WARRANT ON 60 DAYS' PRIOR WRITTEN NOTICE, PROVIDED THAT THE CLOSING BID QUOTATION FOR THE COMMON STOCK AS REPORTED ON THE NASDAQ, OR ON SUCH EXCHANGE ON WHICH THE COMMON STOCK IS THEN TRADED OR LISTED, EXCEEDS 300% OF THE EXERCISE PRICE PER SHARE FOR 20 CONSECUTIVE TRADING DAYS ENDING THREE DAYS PRIOR TO THE DATE OF THE NOTICE OF REDEMPTION. THE WARRANTS ARE NOT REDEEMABLE ON OR PRIOR TO THE FIRST ANNIVERSARY OF THEIR ISSUANCE OR AT ANY TIME THAT ANY SHARES OF SERIES A PREFERRED STOCK REMAIN OUTSTANDING. NOTWITHSTANDING THE FOREGOING, THE WARRANTS ARE REDEEMABLE AFTER THE FIRST ANNIVERSARY REGARDLESS OF WHETHER ANY OR ALL OF THE SERIES A PREFERRED STOCK REMAINS OUTSTANDING IF THE CLOSING BID QUOTATION FOR THE COMMON STOCK AS REPORTED ON THE NASDAQ, OR ON SUCH EXCHANGE ON WHICH THE COMMON STOCK IS THEN TRADED OR LISTED, EXCEEDS 600% OF THE EXERCISE PRICE PER SHARE FOR 20 CONSECUTIVE TRADING DAYS ENDING THREE DAYS PRIOR TO THE DATE OF THE NOTICE OF REDEMPTION. THE COMPANY WILL PAY THE PLACEMENT AGENT A COMMISSION OF 5% UPON THE EXERCISE OF ANY OF THE WARRANTS, THE NEW WARRANTS AND THE BRIDGE WARRANTS. THE PLACEMENT AGENT MAY ALLOW A PORTION OF THIS COMMISSION TO MEMBERS IN GOOD STANDING OF THE NASD. ANY COSTS INCURRED BY THE PLACEMENT AGENT IN CONNECTION WITH THE SOLICITATION OF WARRANT EXERCISES OR THE REDEMPTION OF WARRANTS SHALL BE BORNE BY THE COMPANY.

         8. PENDING COMPLETION OF THE OFFERING AND FOR A 30 DAY PERIOD THEREAFTER, THE COMPANY WILL NOT ISSUE PRESS RELEASES OR ENGAGE IN OTHER PUBLICITY WITHOUT ADVISING THE PLACEMENT AGENT IN ADVANCE. THE COMPANY SHALL MAKE A RULE 135(C) (UNDER THE SECURITIES ACT OF 1933, AS AMENDED) ANNOUNCEMENT PRIOR TO THE COMMENCEMENT OF THE OFFERING. DURING THE 18 MONTHS FOLLOWING THE CLOSING OF THE BRIDGE LOAN, THE COMPANY SHALL NOT, WITHOUT THE PRIOR WRITTEN CONSENT OF THE PLACEMENT AGENT, OFFER OR SELL ANY OF ITS SECURITIES IN RELIANCE ON REGULATION S OF THE SECURITIES ACT OF 1933, AS AMENDED. DURING THE 18 MONTH PERIOD FOLLOWING THE CLOSING OF THE BRIDGE LOAN, THE PLACEMENT AGENT


                               Page 90 of 99 Pages

SHALL HAVE THE RIGHT OF FIRST REFUSAL TO ACT AS PLACEMENT AGENT FOR THE PRIVATE OFFERING OF ANY SECURITIES OF THE COMPANY. DURING THE 36 MONTH PERIOD FOLLOWING THE CLOSING OF THE BRIDGE LOAN (AS DEFINED IN PARAGRAPH 14 BELOW), THE COMPANY WILL NOT EXTEND THE EXPIRATION DATE OR LOWER THE EXERCISE OR THE CONVERSION PRICE OF ANY OPTIONS, WARRANTS OR CONVERTIBLE SECURITIES, WITHOUT THE PRIOR WRITTEN CONSENT OF THE PLACEMENT AGENT. DURING THE 5 YEAR PERIOD FOLLOWING THE CLOSING OF THE BRIDGE LOAN, THE PLACEMENT AGENT SHALL HAVE THE RIGHT TO DESIGNATE A MAJORITY OF THE DIRECTORS OR OBSERVERS TO THE BOARD OF DIRECTORS OF THE COMPANY; PROVIDED, HOWEVER, THAT IN THE EVENT THAT THE COMPANY HAS NOT OBTAINED FUTURE FINANCINGS (AS DEFINED BELOW) IN EXCESS OF $3,500,000 ON OR BEFORE THE DATE WHICH IS 6 MONTHS AFTER THE BRIDGE CLOSING DATE (AS DEFINED IN EXHIBIT B), THEN THE PLACEMENT AGENT SHALL HAVE THE RIGHT TO APPOINT ONLY 2 DIRECTORS OR OBSERVERS AND THE REMAINDER OF THE PLACEMENT AGENT'S DESIGNATED DIRECTORS SHALL RESIGN. IN ADDITION, IF THE HOLDERS OF THE SERIES A PREFERRED STOCK EXERCISE THEIR RIGHT TO APPOINT UP TO 2 ADDITIONAL DIRECTORS PURSUANT TO
SECTION 9(C) OF THE RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY (THE "RESTATED CERTIFICATE"), THEN THE PLACEMENT AGENT SHALL HAVE THE RIGHT TO APPOINT UP TO 2 ADDITIONAL DIRECTORS PER DIRECTOR APPOINTED BY THE SERIES A PREFERRED STOCK AND, IF REQUESTED BY THE PLACEMENT AGENT, THE COMPANY SHALL USE ITS BEST EFFORTS TO OBTAIN THE RESIGNATIONS FROM THE BOARD OF DIRECTORS OF ANY DIRECTORS SPECIFIED BY THE PLACEMENT AGENT. THE COMPANY SHALL NOT USE THE NAME OF THE PLACEMENT AGENT OR ANY OFFICER, DIRECTOR, EMPLOYEE OR SHAREHOLDER WITHOUT THE EXPRESS WRITTEN CONSENT OF THE PLACEMENT AGENT AND SUCH PERSON.

         "FUTURE FINANCINGS" SHALL MEAN THE AGGREGATE GROSS PROCEEDS OF ANY SALES OF EQUITY SECURITIES OF THE COMPANY (INCLUDING THE NOTES OR ANY OTHER SECURITIES CONVERTIBLE INTO EQUITY SECURITIES OF THE COMPANY), AND THE AGGREGATE GROSS PROCEEDS OF ANY CORPORATE PARTNERING OR CORPORATE LICENSING TRANSACTIONS, BUT SHALL EXCLUDE THE SALE OF PRODUCTS IN THE ORDINARY COURSE OF BUSINESS AND REVENUES RESULTING FROM ANY AGREEMENT IN EFFECT AS OF THE BRIDGE CLOSING DATE. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SUCH FUTURE FINANCING
INCLUDES: (A) ALL PAYMENTS MADE FOR EQUITY SECURITIES, EQUITY SECURITY RIGHTS OR SIMILAR RIGHTS, (B) TECHNOLOGY ACQUISITION OR ACCESS FEES OR SIMILAR UP-FRONT PAYMENTS, (C) OTHER FUTURE PAYMENTS TO BE MADE TO THE CORPORATION, ANY OF ITS AFFILIATES OR ITS EMPLOYEES FOR THE BENEFIT OF THE CORPORATION, FOR WHICH THE PAYOR IS OBLIGATED EITHER ABSOLUTELY OR UPON THE ATTAINMENT OF MILESTONES, (D) FUNDING PROVIDED BY ANY INVESTOR (THROUGH REIMBURSEMENT OR OTHERWISE) RELATIVE TO RESEARCH AND DEVELOPMENT, CLINICAL TRIALS AND RELATED EXPENDITURES, PROVIDED THAT SUCH WORK IS PERFORMED OR MANAGED BY THE CORPORATION OR ANY OF ITS AFFILIATES AND (E) THE REPAYMENT OR ASSUMPTION BY ANY PARTY OF OBLIGATIONS OF THE CORPORATION ANY OF ITS AFFILIATES, INCLUDING INDEBTEDNESS FOR MONEY BORROWED OR AMOUNTS OWED BY THE CORPORATION OR ANY OF ITS AFFILIATES TO INVENTORS OR OWNERS OF TECHNOLOGY. IT IS FURTHER UNDERSTOOD THAT FUTURE FINANCINGS SHALL NOT BE REDUCED BY THE AMOUNT OF ANY EXPENSES, FEES, DISCOUNTS OR COMMISSIONS INCURRED DURING THE UNDERTAKING OF SUCH FINANCING.

         9. THE COMPANY SHALL BE RESPONSIBLE FOR AND SHALL BEAR ALL EXPENSES DIRECTLY AND NECESSARILY INCURRED IN CONNECTION WITH THE PROPOSED OFFERING, INCLUDING BUT NOT LIMITED TO, THE COSTS OF PREPARING AND PRINTING THE MEMORANDUM AND ALL EXHIBITS THERETO; PREPARING, PRINTING AND DELIVERING EXHIBITS THERETO AND COPIES OF THE PRELIMINARY, FINAL AND SUPPLEMENTAL PROSPECTUS; THE COSTS OF PREPARING, PRINTING AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") THE SHELF REGISTRATION STATEMENT AND AMENDMENTS, POST-EFFECTIVE AMENDMENTS AND SUPPLEMENTS THERETO; PREPARING, PRINTING AND DELIVERING EXHIBITS THERETO AND COPIES OF THE PRELIMINARY, FINAL AND SUPPLEMENTAL PROSPECTUS; PREPARING, PRINTING AND DELIVERING ALL SELLING DOCUMENTS, INCLUDING BUT NOT LIMITED TO THE PLACEMENT AGENCY AGREEMENT, SUBSCRIPTION AGREEMENTS, WARRANT AGREEMENTS, BLUE SKY MEMORANDUM AND STOCK AND WARRANT CERTIFICATES; BLUE SKY FEES, FILING FEES AND LEGAL FEES AND DISBURSEMENTS OF OUR COUNSEL IN CONNECTION WITH BLUE SKY MATTERS; FEES AND DISBURSEMENTS OF THE TRANSFER AND WARRANT AGENT; THE COST OF A TOTAL OF TWO SETS OF BOUND CLOSING VOLUMES FOR THE PLACEMENT AGENT AND ITS COUNSEL; AND THE COST OF THREE TOMBSTONE ADVERTISEMENTS, AT LEAST ONE OF WHICH SHALL BE IN A NATIONAL BUSINESS NEWSPAPER AND ONE OF WHICH SHALL BE IN A MAJOR NEW YORK NEWSPAPER (OR AT THE PLACEMENT AGENT'S OPTION, 40 LUCITE DEAL MEMENTOS)(COLLECTIVELY, THE "COMPANY EXPENSES"). THE COMPANY AGREES TO USE A PRINTER DESIGNATED BY THE PLACEMENT AGENT AND WHICH IS REASONABLY ACCEPTABLE TO THE COMPANY. THE COMPANY SHALL PAY TO THE PLACEMENT AGENT A NON-ACCOUNTABLE EXPENSE ALLOWANCE EQUAL TO 4% OF THE TOTAL PROCEEDS OF THE OFFERING (THE "EXPENSE ALLOWANCE"), OF WHICH $20,000 SHALL BE DUE AND PAYABLE UPON THE EXECUTION OF THIS LETTER OF INTENT AND OF WHICH ANOTHER $20,000 SHALL BE DUE AND PAYABLE UPON THE DATE THAT THE


                               Page 91 of 99 Pages

MEMORANDUM IS COMPLETED (BOTH OF WHICH $20,000 PAYMENTS SHALL BE CREDITED TO THE COMPANY AND OFFSET AGAINST THE TOTAL EXPENSE ALLOWANCE DUE THE PLACEMENT AGENT), TO COVER THE COST OF OUR MAILING, TELEPHONE, TELEGRAPH, TRAVEL, DUE DILIGENCE MEETINGS AND OTHER SIMILAR EXPENSES INCLUDING LEGAL FEES OF OUR COUNSEL (OTHER THAN LEGAL FEES IN CONNECTION WITH BLUE SKY MATTERS AS TO WHICH FEES YOU SHALL BE RESPONSIBLE). SUCH PREPAID EXPENSE ALLOWANCES SHALL BE NON-REFUNDABLE. IF THE PROPOSED FINANCING IS NOT COMPLETED BECAUSE THE COMPANY PREVENTS IT OR BECAUSE OF A BREACH BY THE COMPANY OF ANY COVENANTS, REPRESENTATIONS OR WARRANTIES CONTAINED HEREIN, THE COMPANY SHALL PAY TO THE PLACEMENT AGENT A FEE OF $100,000 (IN ADDITION TO THE COMPANY EXPENSES FOR WHICH THE COMPANY SHALL IN ALL EVENTS REMAIN LIABLE). IN ADDITION, THE COMPANY SHALL BE RESPONSIBLE FOR AND SHALL REIMBURSE THE PLACEMENT AGENT AND/OR THE PARTNERSHIP AND THE TRUST (AS DEFINED IN PARAGRAPH 16 BELOW) FOR ALL COSTS INCURRED IN CONNECTION WITH THE BRIDGE LOAN (INCLUDING, WITHOUT LIMITATION, ATTORNEY'S FEES, EXPENSES AND DISBURSEMENTS) IN AN AGGREGATE AMOUNT NOT TO EXCEED $35,000 PROVIDED, HOWEVER, THAT THE $35,000 CAP ON COST REIMBURSEMENT SHALL APPLY ONLY TO THE ACTUAL BRIDGE LOAN TRANSACTION AND NOT TO ANY COSTS INCURRED AS A RESULT OF THE REGISTRATION OF SECURITIES ACQUIRED IN SUCH TRANSACTION UNDER THE FEDERAL AND STATE SECURITIES LAWS WHICH SUCH COSTS, AS SET FORTH HEREIN, SHALL BE THE RESPONSIBILITY OF THE COMPANY.

         10. UPON THE FINAL CLOSING OF THE SALE OF THE UNITS BEING OFFERED, THE COMPANY WILL GRANT TO THE PLACEMENT AGENT AND/OR ITS DESIGNEES (I) WARRANTS (THE "PLACEMENT WARRANTS") TO PURCHASE ADDITIONAL UNITS EQUAL TO 10% OF THE UNITS SOLD IN THE OFFERING EXERCISABLE FOR A PERIOD OF FIVE YEARS COMMENCING SIX MONTHS AFTER THE FINAL CLOSING DATE AT AN EXERCISE PRICE EQUAL TO 110% OF THE INITIAL OFFERING PRICE OF THE UNITS. THE SECURITIES UNDERLYING THE PLACEMENT WARRANTS WILL NOT BE SUBJECT TO MANDATORY CONVERSION OR REDEMPTION BY THE COMPANY NOR WILL THEY BE CALLABLE BY THE COMPANY. THE PLACEMENT WARRANTS CANNOT BE TRANSFERRED, SOLD, ASSIGNED OR HYPOTHECATED FOR SIX MONTHS EXCEPT THAT THEY MAY BE ASSIGNED IN WHOLE OR IN PART DURING SUCH PERIOD TO ANY NASD MEMBER PARTICIPATING IN THE OFFERING OR ANY OFFICER OR EMPLOYEE OF THE PLACEMENT AGENT OR ANY SUCH NASD MEMBER. THE PLACEMENT WARRANTS WILL CONTAIN A CASHLESS EXERCISE FEATURE, ANTIDILUTION PROVISIONS AND THE RIGHT TO HAVE THE RESALE OF THE SECURITIES UNDERLYING THE PLACEMENT WARRANTS INCLUDED ON THE SHELF REGISTRATION STATEMENT.

         11. IF REQUESTED BY THE PLACEMENT AGENT, THE COMPANY WILL OBTAIN FROM THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY, AND WILL USE BEST EFFORTS TO OBTAIN FROM ITS 5% STOCKHOLDERS, AN AGREEMENT THAT, FOR A PERIOD OF UP TO TWENTY-FOUR MONTHS FROM THE CLOSING OF THE OFFERING, THEY WILL NOT SELL, ASSIGN OR TRANSFER ANY OF THEIR SHARES OF THE COMPANY'S SECURITIES WITHOUT THE PLACEMENT AGENT'S PRIOR WRITTEN CONSENT. IN ADDITION, THE COMPANY WILL COVENANT TO USE ITS BEST EFFORTS TO OBTAIN THE REQUISITE SHAREHOLDER APPROVALS NECESSARY TO CONSUMMATE THE OFFERINGS AND RELATED TRANSACTIONS AS CONTEMPLATED BY THIS LETTER OF INTENT AS SOON AS POSSIBLE FOLLOWING THE CLOSING OF THE BRIDGE LOAN.

         12. THE CASH COMMISSIONS, EXPENSES ALLOWANCE AND PLACEMENT AND ADVISORY WARRANTS AS SET FORTH IN THIS LETTER OF INTENT WILL APPLY TO INVESTORS INTRODUCED TO THE COMPANY BY THE PLACEMENT AGENT WHO INVEST IN THE COMPANY DURING THE TWELVE MONTHS FOLLOWING THE FINAL CLOSING DATE OF THE OFFERING. IN ADDITION, UPON THE CLOSING OF THE BRIDGE LOAN, THE COMPANY AND THE PLACEMENT AGENT WILL ENTER INTO AN ENGAGEMENT AGREEMENT WHEREBY PARAMOUNT WILL ACT AS THE COMPANY'S NON-EXCLUSIVE FINANCIAL ADVISOR. SUCH ENGAGEMENT AGREEMENT WILL PROVIDE THAT THE PLACEMENT AGENT RECEIVE A MONTHLY RETAINER OF $4,000 (MINIMUM ENGAGEMENT OF TWENTY-FOUR MONTHS), OUT-OF-POCKET EXPENSES AND STANDARD SUCCESS FEES. IN ADDITION, UPON COMPLETION OF THE OFFERING AND PURSUANT TO THE TERMS OF SUCH ENGAGEMENT AGREEMENT, THE COMPANY WILL SELL TO THE PLACEMENT AGENT AND/OR ITS DESIGNEES, FOR $.001 PER WARRANT SHARE, WARRANTS (THE "ADVISORY WARRANTS") TO PURCHASE ADDITIONAL UNITS EQUAL TO 15% OF THE UNITS SOLD IN THE OFFERING EXERCISABLE FOR A PERIOD OF FIVE YEARS COMMENCING SIX MONTHS AFTER THE FINAL CLOSING DATE AT AN EXERCISE PRICE EQUAL TO 110% OF THE INITIAL OFFERING PRICE. THE SECURITIES UNDERLYING THE ADVISORY WARRANTS WILL NOT BE SUBJECT TO MANDATORY CONVERSION OR REDEMPTION BY THE COMPANY NOR WILL THEY BE CALLABLE BY THE COMPANY. THE ADVISORY WARRANTS WILL CONTAIN A CASHLESS EXERCISE FEATURE, ANTIDILUTION PROVISIONS AND THE RIGHT TO HAVE THE SECURITIES UNDERLYING THE ADVISORY WARRANTS INCLUDED ON THE SHELF REGISTRATION STATEMENT.

         13. THE COMPANY SHALL NOT USE ANY PROCEEDS FROM THE OFFERING TO REPURCHASE, REDEEM OR OTHERWISE ACQUIRE ANY SHARES OF SERIES A PREFERRED STOCK OR TO REPAY ANY INDEBTEDNESS OF THE COMPANY, INCLUDING BUT NOT LIMITED TO ANY INDEBTEDNESS TO CURRENT


                               Page 92 of 99 Pages

EXECUTIVE OFFICERS OR PRINCIPAL STOCKHOLDERS OF THE COMPANY, BUT EXCLUDING ACCOUNTS PAYABLE INCURRED IN THE ORDINARY COURSE. IN ADDITION, THE COMPANY SHALL NOT FOR A PERIOD OF 5 YEARS FROM THE INITIAL CLOSING DATE OPTIONALLY AGREE TO REPURCHASE, REDEEM OR OTHERWISE ACQUIRE THE SHARES OF SERIES A PREFERRED STOCK FOR CASH, INCLUDING, WITHOUT LIMITATION, IN THE EVENT OF A FUNDAMENTAL CHANGE PURSUANT TO THE RESTATED CERTIFICATE AS SUCH TERM IS DEFINED THEREIN. ADDITIONALLY, PROCEEDS FROM THE BRIDGE LOAN RECEIVED BY THE COMPANY MAY BE USED BY THE COMPANY AS WORKING CAPITAL IN THE ORDINARY COURSE OF BUSINESS.

         14. AS EXPEDITIOUSLY AS PRACTICABLE FOLLOWING THE EXECUTION OF THIS LETTER OF INTENT BUT NO LATER THAN FEBRUARY 7, 1996, AND SUBJECT TO THE COMPLETION OF NECESSARY CORPORATE AND LEGAL DUE DILIGENCE (AS TO WHICH THE PLACEMENT AGENT SHALL BE THE SOLE JUDGE), THE PLACEMENT AGENT SHALL SERVE AS PLACEMENT AGENT, ON A "BEST EFFORTS" BASIS, OF A PRIVATE PLACEMENT (THE "BRIDGE LOAN") OF $3,000,000 OF SENIOR SECURED PROMISSORY NOTES ISSUED BY THE COMPANY (THE "BRIDGE NOTES") AND WARRANTS (THE "BRIDGE WARRANTS"), ON THE TERMS AND CONDITIONS CONTAINED IN EXHIBIT B HERETO. SUBJECT TO THE IMMEDIATELY SUCCEEDING SENTENCE, IN CONNECTION WITH THE BRIDGE LOAN, THE PLACEMENT AGENT SHALL BE ENTITLED TO: (X) A COMMISSION EQUAL TO 9% OF THE TOTAL PROCEEDS RESULTING FROM THE SALE OF THE BRIDGE UNITS AND (Y) WARRANTS TO PURCHASE 10% OF THE SHARES OF COMMON STOCK UNDERLYING THE BRIDGE WARRANTS AND THE COMPANY SHALL BE RESPONSIBLE FOR ALL APPLICABLE COMPANY EXPENSES. THERE SHALL BE NO EXPENSE ALLOWANCE AND NO ADVISORY WARRANT COMPENSATION IN CONNECTION WITH THE BRIDGE LOAN.

         15. THE PLACEMENT AGENT RECOGNIZES THE COMPANY'S CONCERNS WITH RESPECT TO THE ANTISENSE PROGRAM AND FUTURE FINANCING PRICING AND ALTERNATIVES. ACCORDINGLY, THE PLACEMENT AGENT AGREES (I) THAT TO THE EXTENT ALTERNATIVE FINANCINGS ARE AVAILABLE OTHER THAN THE OFFERING AT BETTER TIMING, PRICING AND TERMS, THEN THE PLACEMENT AGENT SHALL WAIVE ITS RIGHT TO CONDUCT THE OFFERING, ITS RIGHT TO RECEIVE COMPENSATION THEREFOR AND ITS RIGHT OF FIRST REFUSAL AS DESCRIBED IN PARAGRAPH 8 AND (II) TO USE ITS REASONABLE BEST EFFORTS TO MAINTAIN THE ANTISENSE PROGRAM. IT IS NOT THE CURRENT INTENTION OF THE PLACEMENT AGENT TO LIQUIDATE THE COMPANY.

         16. SUBJECT TO THE COMPLETION OF NECESSARY CORPORATE AND LEGAL DUE DILIGENCE AND THE EXECUTION OF DEFINITIVE DOCUMENTATION SATISFACTORY TO THE ARIES DOMESTIC FUND, L.P. (THE "PARTNERSHIP") AND THE ARIES TRUST (THE "TRUST"), IN THEIR SOLE DISCRETION, THE PARTNERSHIP AND THE TRUST SHALL PARTICIPATE IN THE BRIDGE LOAN REFERENCED IN PARAGRAPH 14 IN AN AGGREGATE AMOUNT OF UP TO $3,000,000 AND SHALL BE ENTITLED TO REIMBURSEMENT FOR COSTS INCURRED IN CONNECTION WITH THE BRIDGE LOAN AS PROVIDED IN PARAGRAPH 9 HEREOF.

         THE FOREGOING IS ONLY A BRIEF OUTLINE OF THE PROPOSED FINANCING AND EACH OF THE FOREGOING TERMS MUST BE INTERPRETED IN THE FORM IN WHICH IT FINALLY APPEARS IN THE PROPOSED PLACEMENT AGENCY AGREEMENT AND RELATED DOCUMENTS. WE WILL, OF COURSE, CONTINUE TO CONDUCT OUR DUE DILIGENCE INVESTIGATION OF THE COMPANY UNTIL THE OFFERING IS COMPLETED, AND SUCH DUE DILIGENCE INVESTIGATION SHALL, IN ALL EVENTS, BE SUBJECT TO OUR SATISFACTION AS TO WHICH WE SHALL BE TO SOLE JUDGE. WHILE IT IS THE INTENTION OF THE PARTIES HERETO THAT THE OFFERING OF THE COMPANY'S UNITS BE MADE, THIS LETTER CANNOT IN ANY WAY BE CONSTRUED AS A COMMITMENT BY US TO COMPLETE THE PLACEMENT OF THE UNITS AND WE MAY, IN OUR SOLE JUDGEMENT AND DISCRETION, DETERMINE AT ANY TIME NOT TO PROCEED WITH THE OFFERING. THIS LETTER SHALL BE CONDITIONED IN ITS ENTIRETY UPON THE EXECUTION AND DELIVERY OF A SATISFACTORY PLACEMENT AGENCY AGREEMENT BETWEEN THE COMPANY
AND US (AND THIS LETTER IS NOT TO BE CONSTRUED AS SUCH A CONTRACT NOR AS AN AGREEMENT TO ENTER INTO SUCH CONTRACTS) TO BE ENTERED INTO IMMEDIATELY PRIOR TO THE TIME OF THE OFFERING AND SHALL BE CONDITIONED FURTHER UPON COMPLIANCE BY THE COMPANY WITH THE TERMS CONTAINED IN THIS LETTER AND IN SUCH PLACEMENT AGENCY AGREEMENT. NOTWITHSTANDING THE FOREGOING, THE PROVISIONS OF PARAGRAPHS 4, 8 AND 9 HEREOF SHALL, HOWEVER, BE EFFECTIVE AND BINDING UPON THE COMPANY UPON THE EXECUTION HEREOF.


                               Page 93 of 99 Pages

         IF THE FOREGOING CONFORMS TO YOUR UNDERSTANDING, PLEASE SIGN, DATE AND RETURN TO US THE ENCLOSED COPY OF THIS LETTER.

                                       VERY TRULY YOURS,

                                       PARAMOUNT CAPITAL, INC.


                                       BY: /s/Lindsay A. Rosenwald
                                           ---------------------------
                                           LINDSAY A. ROSENWALD, M.D.
                                           CHAIRMAN

THE FOREGOING IS IN CONFORMITY
WITH OUR UNDERSTANDING:

GENTA INCORPORATED


BY:
    -----------------------
    THOMAS ADAMS
    PRESIDENT AND CHIEF EXECUTIVE OFFICER


FOR PURPOSES OF PARAGRAPHS 9 AND 16 ONLY:

ARIES DOMESTIC FUND, L.P.


BY:
    -----------------------
    LINDSAY A. ROSENWALD, M.D.
    PRESIDENT, PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.
    GENERAL PARTNER OF ARIES DOMESTIC FUND, L.P.


FOR PURPOSES OF PARAGRAPHS 9 AND 16 ONLY:

THE ARIES TRUST

BY:
    -----------------------
    LINDSAY A. ROSENWALD, M.D.
    PRESIDENT, PARAMOUNT CAPITAL ASSET MANAGEMENT, INC


                               Page 94 of 99 Pages

                                                                       EXHIBIT A


               RIGHTS AND PREFERENCES OFSERIES D PREFERRED STOCKTM


SERIES D PREFERRED STOCK

THE COMPANY WILL FILE A CERTIFICATE OF DESIGNATION DESIGNATING 3,750,000 SHARES OF PREFERRED STOCK AS SERIES D PREFERRED STOCK (THE "PREFERRED STOCK"). GIVING EFFECT TO THE SALE OF THE MINIMUM OFFERING, 25,000 SHARES OF PREFERRED STOCK WILL BE FULLY PAID, VALIDLY ISSUED AND NON-ASSESSABLE. GIVING EFFECT TO THE SALE OF THE MAXIMUM OFFERING, 75,000 SHARES OF PREFERRED STOCK WILL BE FULLY PAID, VALIDLY ISSUED AND NON-ASSESSABLE. THE STATED VALUE PER SHARE OF PREFERRED STOCK SHALL BE $10.00.

         VOTING

THE HOLDERS OF THE PREFERRED STOCK WILL HAVE THE RIGHT AT ALL MEETINGS OF THE STOCKHOLDERS TO THAT NUMBER OF VOTES EQUAL TO THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SUCH SHARES AT THE RECORD DATE FOR THE DETERMINATION OF THE STOCKHOLDERS ENTITLED TO VOTE ON SUCH MATTERS OR, IF NO SUCH RECORD DATE IS ESTABLISHED, AT THE DATE SUCH VOTE IS TAKEN. AS LONG AS A MAJORITY OF THE SHARES OF PREFERRED STOCK REMAIN OUTSTANDING, THE HOLDERS OF 66-2/3% OF THE OUTSTANDING SHARES OF THE PREFERRED STOCK WILL BE ENTITLED TO (I) APPROVE ANY SECURITIES ISSUED BY THE COMPANY WHICH ARE SENIOR TO OR ON PARITY WITH THE PREFERRED STOCK WITH RESPECT TO LIQUIDATION OR DIVIDENDS, (II) APPROVE ANY SECURITIES ISSUED BY THE COMPANY WHICH ARE SENIOR TO THE PREFERRED STOCK WITH RESPECT TO VOTING (EXCEPT FOR CLASS VOTING RIGHTS REQUIRED BY LAW), (III) APPROVE ANY ALTERATION OR CHANGE TO THE RIGHTS, PREFERENCES OR PRIVILEGES OF THE PREFERRED STOCK, (IV) APPROVE ANY LIQUIDATION, DISSOLUTION, SALE OF SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY, (V) APPROVE THE INCORPORATION OF ANY SUBSIDIARY COMPANY, (VI) APPROVE ANY TRANSACTIONS BETWEEN THE COMPANY AND ITS AFFILIATES AND (VII) APPROVE THE ISSUANCE OF ANY DEBT SECURITIES OF THE COMPANY IN EXCESS IN THE AGGREGATE OF $50,000.

         DIVIDENDS

THE HOLDERS OF THE PREFERRED STOCK SHALL BE ENTITLED TO RECEIVE DIVIDENDS AS, WHEN AND IF DECLARED BY THE BOARD OF DIRECTORS OUT OF FUNDS LEGALLY AVAILABLE THEREFOR. NO DIVIDEND OR DISTRIBUTION, AS THE CASE MAY BE, SHALL BE DECLARED OR PAID ON ANY JUNIOR STOCK UNLESS THE SAME IS PAID TO THE PREFERRED STOCK. IN ADDITION, FOLLOWING THE RESET DATE AS DEFINED BELOW, THE PREFERRED STOCK WILL BE ENTITLED TO A PAYMENT-IN-KIND DIVIDEND OF 10% PER ANNUM, PAYABLE ANNUALLY.

         LIQUIDATION

UPON (I) A LIQUIDATION, DISSOLUTION, OR WINDING UP OF THE COMPANY, WHETHER VOLUNTARY OR INVOLUNTARY OR (II) A SALE OR OTHER DISPOSITION OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY (A "LIQUIDATION EVENT"), AFTER PAYMENT OR PROVISION FOR PAYMENT OF THE DEBTS AND OTHER LIABILITIES OF THE COMPANY, THE HOLDERS OF THE PREFERRED STOCK THEN OUTSTANDING WILL FIRST BE
ENTITLED TO RECEIVE, PRO RATA (ON THE BASIS OF THE NUMBER OF SHARES OF THE PREFERRED STOCK THEN OUTSTANDING), ON A PARI PASSU BASIS WITH THE SHARES OF SERIES A PREFERRED STOCK AND IN PREFERENCE TO THE HOLDERS OF THE COMMON STOCK AND ANY OTHER SERIES OF PREFERRED STOCK, AN AMOUNT PER SHARE EQUAL TO $14 PLUS ACCRUED BUT UNPAID DIVIDENDS, IF ANY. MERGERS AND SIMILAR EVENTS IN WHICH A MAJORITY OF THE VOTING CONTROL OF THE COMPANY'S CAPITAL STOCK IS TRANSFERRED WILL BE TREATED SIMILARLY WITH RESPECT TO THE MERGER CONSIDERATION.

         CONVERSION

THE PREFERRED STOCK WILL BE CONVERTED INTO COMMON STOCK AT AN INITIAL CONVERSION PRICE EQUAL TO THE LESSER OF (I) $.30 AND (II) 50% OF THE AVERAGE CLOSING BID PRICE OF THE COMMON STOCK FOR EITHER THE THIRTY CONSECUTIVE TRADING DAYS OR THE FIVE CONSECUTIVE TRADING DAYS (THE "TRADING PRICE") IMMEDIATELY PRECEDING (A) THE INITIAL CLOSING DATE (THE "INITIAL CLOSING DATE"), (B) ANY INTERIM CLOSING DATE (EACH AN "INTERIM CLOSING DATE") OR (C) THE FINAL CLOSING DATE (THE "FINAL CLOSING DATE") OF THIS OFFERING, WHICHEVER IS THE


                               Page 95 of 99 Pages

LOWEST, SUBJECT TO ADJUSTMENT AS SET FORTH BELOW (THE "PREFERRED CONVERSION PRICE"), REPRESENTING AN INITIAL CONVERSION RATE OF [].

THE PREFERRED STOCK MAY BE CONVERTED AT THE OPTION OF THE HOLDER AT ANY TIME AFTER THE INITIAL ISSUANCE DATE OF THE PREFERRED STOCK FOR FULLY PAID NONASSESSABLE SHARES OF COMMON STOCK. THE PREFERRED CONVERSION PRICE IS SUBJECT TO ADJUSTMENT UPON THE OCCURRENCE OF A MERGER, REORGANIZATION, CONSOLIDATION, RECLASSIFICATION, STOCK DIVIDEND OR STOCK SPLIT WHICH WILL RESULT IN AN INCREASE OR DECREASE IN THE NUMBER OF SHARES OF
COMMON STOCK OUTSTANDING.

IN ADDITION, THE CONVERSION PRICE IN EFFECT IMMEDIATELY PRIOR TO THE DATE THAT IS 12 MONTHS AFTER THE FINAL CLOSING DATE (THE "RESET DATE") WILL BE ADJUSTED AND RESET EFFECTIVE AS OF THE RESET DATE IF THE AVERAGE CLOSING PRICE FOR THE 20 CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING THE RESET DATE (THE "12-MONTH TRADING PRICE") IS LESS THAN 140% OF THE THEN APPLICABLE PREFERRED CONVERSION PRICE (A "RESET EVENT"). UPON THE OCCURRENCE OF A RESET EVENT, THE THEN APPLICABLE PREFERRED CONVERSION PRICE WILL BE REDUCED TO BE EQUAL TO THE GREATER OF (I) THE 12-MONTH TRADING PRICE DIVIDED BY 1.4 AND (II) 25% OF THE THEN APPLICABLE PREFERRED CONVERSION PRICE.

         MANDATORY CONVERSION

UNLESS CONVERTED EARLIER, THE COMPANY HAS THE RIGHT AT ANY TIME AFTER THE RESET DATE TO CAUSE THE PREFERRED STOCK TO BE CONVERTED, IN WHOLE OR IN PART, ON A PRO RATA BASIS, INTO SHARES OF COMMON STOCK ON 60 DAYS' PRIOR WRITTEN NOTICE, PROVIDED THAT THE CLOSING BID QUOTATION FOR THE COMMON STOCK AS REPORTED ON THE NASDAQ, OR ON SUCH EXCHANGE ON WHICH THE COMMON STOCK IS THEN TRADED OR LISTED, EXCEEDS 300% OF THE PREFERRED CONVERSION PRICE FOR 20 CONSECUTIVE TRADING DAYS ENDING THREE DAYS PRIOR TO THE DATE OF THE NOTICE OF MANDATORY CONVERSION. NOTWITHSTANDING THE FOREGOING, THE COMPANY SHALL NOT HAVE THE RIGHT TO FORCE SUCH MANDATORY CONVERSION AT ANY TIME ANY SHARES OF SERIES A PREFERRED STOCK REMAIN OUTSTANDING.

         MANDATORY REDEMPTION

IF THE COMPANY IS REQUIRED TO REPURCHASE, REDEEM OR OTHERWISE ACQUIRE SHARES OF SERIES A PREFERRED STOCK REPRESENTING MORE THAN 5% OF THE AGGREGATE STATED VALUE OF THE SERIES A PREFERRED STOCK THEN THE COMPANY SHALL OFFER TO REPURCHASE, REDEEM OR OTHERWISE ACQUIRE THE SHARES OF PREFERRED STOCK, ON A PARI PASSU BASIS WITH THE SERIES A PREFERRED STOCK BASED ON THE RELATIVE LIQUIDATION PREFERENCES OF EACH SUCH SERIES OF PREFERRED STOCK. THE COMPANY SHALL REPURCHASE, REDEEM OR OTHERWISE ACQUIRE THE SHARES OF PREFERRED STOCK WITH THE SAME CONSIDERATION WHICH IS PAID TO THE HOLDERS OF SERIES A PREFERRED STOCK.


                               Page 96 of 99 Pages

                                                                       EXHIBIT B


         TERMS OF BRIDGE FINANCING AND SENIOR SECURED CONVERTIBLE NOTES

THE FOLLOWING IS A SUMMARY OF THE PROPOSED TERMS OF THE SALE OF $3,000,000 OF BRIDGE NOTES (AS DEFINED BELOW) AND BRIDGE WARRANTS (AS DEFINED BELOW) OF GENTA INCORPORATED, A DELAWARE CORPORATION (THE "COMPANY") PURSUANT TO A UNIT PURCHASE AGREEMENT.


ISSUER:              GENTA INCORPORATED, A DELAWARE CORPORATION (THE "COMPANY").

ISSUE: $3,000,000 AGGREGATE FACE AMOUNT OF SENIOR SECURED BRIDGE NOTES (THE "BRIDGE NOTES") AND AN AGGREGATE OF (A) [7,800,000] WARRANTS (THE "CLASS A BRIDGE WARRANTS") AT AN EXERCISE PRICE OF $.001 AND (B) [12,200,000] WARRANTS (THE "CLASS B BRIDGE WARRANTS") AN EXERCISE PRICE EQUAL TO THE LESSER OF THE AVERAGE CLOSING BID PRICE OF THE COMMON STOCK FOR EITHER (I) THE THIRTY CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING THE CLOSING OF THE SALE OF THE BRIDGE NOTES (THE "BRIDGE CLOSING DATE"), OR (II) THE FIVE CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING THE BRIDGE CLOSING DATE (THE CLASS A BRIDGE WARRANTS AND THE CLASS B BRIDGE WARRANTS BEING COLLECTIVELY REFERRED TO AS THE "BRIDGE WARRANTS").


MINIMUM
 SUBSCRIPTION
 AMOUNT PER
 INVESTOR:          $500,000,  SUBJECT TO THE  COMPANY'S  RIGHT TO ACCEPT LESSER
                    AMOUNTS.


INTEREST ON THE
 BRIDGE NOTES:      THE BRIDGE NOTES WILL PAY INTEREST OF 1% PER MONTH. INTEREST
                    SHALL BE PAYABLE AT MATURITY OR UPON DEFAULT OR LIQUIDATION,
                    AS DESCRIBED BELOW. UPON CONVERSION,  ANY ACCRUED BUT UNPAID
                    INTEREST SHALL BE CONVERTED INTO SHARES OF PREFERRED STOCK.


MATURITY:           UNLESS SHAREHOLDER  APPROVAL IS OBTAINED EARLIER, THE BRIDGE
                    NOTES (AND ALL ACCRUED INTEREST THEREON) ARE DUE AND PAYABLE
                    ON THE  EARLIER  OF (I)  SIX (6)  MONTHS  AFTER  THE  BRIDGE
                    CLOSING DATE AND (II) FIVE (5) BUSINESS  DAYS  FOLLOWING THE
                    CLOSING OF THE  COMPLETION OF ANY EQUITY  OFFERING OR SERIES
                    OF  EQUITY  OFFERINGS  WITH  GROSS  PROCEEDS  IN  EXCESS  OF
                    $2,500,000 (A "QUALIFIED OFFERING").


SECURITY:           ON OR PRIOR TO THE BRIDGE  CLOSING  DATE,  THE COMPANY SHALL
                    ENTER  INTO A SECURITY  AGREEMENT  WITH A  COLLATERAL  AGENT
                    REASONABLY  ACCEPTABLE  TO THE PLACEMENT  AGENT  PURSUANT TO
                    WHICH THE  COMPANY  SHALL  GRANT THE  HOLDERS  OF THE BRIDGE
                    NOTES A FIRST LIEN SECURITY INTEREST IN ALL OF THE ASSETS OF
                    THE COMPANY  WHICH THE COMPANY IS NOT  OTHERWISE  RESTRICTED
                    FROM  GRANTING SUCH A SECURITY  INTEREST.  THE COMPANY SHALL
                    TAKE ALL STEPS  NECESSARY TO PERFECT SUCH SECURITY  INTEREST
                    AT THE TIME OF THE BRIDGE  CLOSING  DATE.  THE COMPANY  WILL
                    COVENANT NOT TO CREATE OR PERMIT THE IMPOSITION OF ANY LIENS
                    ON ANY OF ITS ASSETS FROM AND AFTER THE INITIAL CLOSING DATE
                    AND SHALL MAKE SUCH OTHER  REPRESENTATIONS,  WARRANTIES  AND
                    COVENANTS AS REQUESTED BY THE PLACEMENT AGENT.


CONVERSION
UPON SHAREHOLDER
 APPROVAL:          UPON  RECEIPT  OF  THE   REQUISITE   SHAREHOLDER   APPROVALS
                    NECESSARY   TO   CONSUMMATE   THE   OFFERINGS   AND  RELATED
                    TRANSACTIONS AS CONTEMPLATED BY THIS LETTER OF INTENT:

                    (A) THE BRIDGE NOTES TOGETHER WITH THE ACCRUED AND UNPAID INTEREST THEREON SHALL AUTOMATICALLY BECOME CONVERTIBLE INTO PREFERRED STOCK AT AN INITIAL CONVERSION PRICE OF $5; AND


                               Page 97 of 99 Pages

                    (B) EACH BRIDGE WARRANT SHALL BE CONVERTED INTO A NEW WARRANT (AS HEREINAFTER DEFINED). "NEW WARRANTS" SHALL MEAN A NEW CLASS OF WARRANTS ENTITLING THE HOLDERS THEREOF TO PURCHASE, AT ANY TIME OVER A FIVE YEAR PERIOD ONE SHARE OF COMMON STOCK AT AN EXERCISE PRICE EQUAL TO THE LESSER OF (X) $.15 OR (Y) 50% OF THE
                         AVERAGE CLOSING BID PRICE OF THE COMMON STOCK FOR EITHER (I) THE THIRTY CONSECUTIVE TRADING DAYS IMMEDIATELY SUCCEEDING THE DATE OF SHAREHOLDER APPROVAL (THE "APPROVAL DATE") OR (II) THE FIVE CONSECUTIVE TRADING DAYS IMMEDIATELY PRECEDING THE APPROVAL DATE

                         NOTWITHSTANDING THE FOREGOING, THE NEW WARRANTS EXERCISE PRICE ARE SUBJECT TO AN ADDITIONAL ONE TIME RESET ADJUSTMENT AT THE TIME OF THE FINAL CLOSING DATE, IF THE EXERCISE PRICE OF THE WARRANTS IS LESS THAN THE EXERCISE PRICE OF THE NEW WARRANTS. IN SUCH EVENT THE NEW WARRANTS EXERCISE PRICE SHALL BE REDUCED TO EQUAL A 50% DISCOUNT TO THE NEW WARRANTS EXERCISE PRICE.


DEFAULT/
 LIQUIDATION:       IN THE EVENT OF ANY DEFAULT (INCLUDING,  WITHOUT LIMITATION,
                    THE FAILURE OF THE  SHAREHOLDERS TO APPROVE THE TRANSACTIONS
                    CONTEMPLATED  BY THIS LETTER OF INTENT OR A  REQUIREMENT  TO
                    REDEEM,  REPURCHASE OR OTHERWISE  ACQUIRE SHARES OF SERIES A
                    PREFERRED STOCK), LIQUIDATION,  DISSOLUTION OR WINDING UP OF
                    THE COMPANY,  WHETHER VOLUNTARY OR INVOLUNTARY,  THE HOLDERS
                    OF  THE  BRIDGE  NOTES  WILL  BE  ENTITLED  TO  RECEIVE  THE
                    AGGREGATE  OUTSTANDING  PRINCIPAL AMOUNT OF SUCH BRIDGE NOTE
                    TOGETHER WITH THE ACCRUED AND UNPAID  INTEREST  THEREON.  IN
                    ADDITION,  UPON SUCH AN EVENT,  THE HOLDERS OF BRIDGE  NOTES
                    SHALL BE ABLE TO CONVERT  10% OF THEIR  NOTES INTO SHARES OF
                    COMMON STOCK AT A CONVERSION PRICE EQUAL TO $.001.


USE OF
 PROCEEDS:          THE COMPANY INTENDS TO USE THE NET PROCEEDS FROM THE SALE OF
                    THE BRIDGE NOTES TO BRIDGE ITS WORKING CAPITAL NEEDS THROUGH
                    SUCH  TIME  AS  IT  CAN   CONSUMMATE   AN  OFFERING  OF  ITS
                    SECURITIES.  THE COMPANY  COVENANTS  AND AGREES THAT IT WILL
                    NOT USE ANY OF THE PROCEEDS TO (I) REPAY ANY INDEBTEDNESS OF
                    THE COMPANY,  INCLUDING BUT NOT LIMITED TO ANY  INDEBTEDNESS
                    TO OFFICERS, EMPLOYEES,  DIRECTORS OR PRINCIPAL STOCKHOLDERS
                    OF THE COMPANY,  BUT EXCLUDING  ACCOUNTS PAYABLE INCURRED IN
                    THE ORDINARY COURSE OR (II) REDEEM,  REPURCHASE OR OTHERWISE
                    ACQUIRE ANY EQUITY SECURITY OF THE COMPANY.


REGISTRATION
 RIGHTS: IN THE EVENT THAT A QUALIFIED OFFERING HAS NOT BEEN CONSUMMATED BY THE DATE WHICH IS 180 DAYS AFTER THE BRIDGE CLOSING DATE, THE COMPANY WILL IMMEDIATELY FILE A SHELF REGISTRATION STATEMENT (THE "REGISTRATION STATEMENT") COVERING THE RESALE OF THE SHARES OF COMMON STOCK UNDERLYING THE PREFERRED STOCK UNDERLYING THE BRIDGE NOTES, THE BRIDGE WARRANTS OR THE NEW WARRANTS, AS THE CASE MAY BE, AND USE ITS BEST EFFORTS TO EFFECT THE REGISTRATION AND MAINTAIN THE EFFECTIVENESS OF SUCH REGISTRATION STATEMENT UNTIL THE COMPLETION OF THE DISTRIBUTION OF COMMON STOCK CONTEMPLATED THEREBY. IN THE EVENT THAT THE REGISTRATION STATEMENT IS NOT EFFECTIVE WITHIN TWO HUNDRED AND TEN (210) DAYS OF THE BRIDGE CLOSING DATE, EACH PURCHASER OF THE BRIDGE NOTES SHALL RECEIVE ADDITIONAL BRIDGE WARRANTS OR NEW WARRANTS, AS THE CASE MAY BE, EQUAL TO 1.5% OF THE BRIDGE WARRANTS OR THE NEW WARRANTS, AS THE CASE MAY BE, THEN HELD BY THEM FOR EACH DAY THEREAFTER UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE.


                               Page 98 of 99 Pages

TERMS OF THE
 SENIOR SECURED
 CONVERTIBLE
 NOTES: THE TERMS AND CONDITIONS OF THE SENIOR SECURED CONVERTIBLE NOTES (THE "NOTES") SHALL BE SUBSTANTIALLY EQUIVALENT TO THOSE OF THE BRIDGE NOTES EXCEPT THAT (I) THE INITIAL CONVERSION PRICE OF THE NOTES SHALL BE $10, (II) THE MATURITY SHALL BE 10 YEARS FROM THE DATE OF ISSUANCE AND
                    (III) THE COMPANY SHALL HAVE THE RIGHT TO FORCE THE NOTES TO BE CONVERTED INTO PREFERRED STOCK AT ANYTIME AFTER ALL OF THE SHARES OF SERIES A PREFERRED STOCK SHALL HAVE BEEN CONVERTED INTO COMMON STOCK OR OTHER SECURITIES JUNIOR TO THE PREFERRED STOCK OR HAVE OTHERWISE BEEN RETIRED IN A MANNER APPROVED BY HOLDERS OF 66-2/3 OF THE AGGREGATE PRINCIPAL AMOUNT OF THE NOTES AND THE BRIDGE NOTES.




                              Page 99 of 99 Pages